Exhibit 99.2

Royal Bank of Canada first quarter 2011 results

All amounts are in Canadian dollars and are based on our unaudited Interim Consolidated Financial Statements for the quarter ended January 31, 2011 and related notes prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

TORONTO, March 3, 2011 – Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $1,839 million for the first quarter ended January 31, 2011, up $342 million or 23% from last year and up $718 million or 64% from last quarter. Earnings were driven by record results in Canadian Banking, Capital Markets and Wealth Management.

“RBC had an exceptional start to the year, earning a record $1.84 billion in the first quarter of 2011. We grew our earnings across our segments demonstrating the strength and diversification of our businesses and the earnings power of this organization,” said Gordon M. Nixon, RBC President and CEO. “Through 2011, we plan to extend our leadership positions in Canada and build on our global platforms by focusing on clients’ needs and capitalizing on the global economic recovery.”

First quarter 2011 compared to first quarter 2010

•	Net income of $1,839 million (up 23% from $1,497 million)
•	Diluted earnings per share (EPS) of $1.24 (up $.24 from $1.00)
•	Return on common equity (ROE) of 20.3% (up from 17.5%)
•	Tier 1 capital ratio of 13.2%

First quarter of 2011 compared to fourth quarter 2010

•	Net income of $1,839 million (up 64% from $1,121 million)
•	Diluted EPS of $1.24 (up $.50 from $.74)
•	ROE of 20.3% (up from 12.3%)

First quarter 2011 compared to fourth quarter 2010, excluding the loss on Liberty Life (1)

•	Net income of $1,839 million (up 49% from $1,237 million)
•	Diluted EPS of $1.24 (up $.42 from $.82)
•	ROE of 20.3% (up from 13.7%)

(1)	Measures excluding the loss on the announced sale of Liberty Life Insurance Company (Liberty Life) are non-GAAP measures. Refer to the Non-GAAP measures section of this report for more information, including a reconciliation.

Table of contents

1	First quarter highlights
2	Management’s Discussion and Analysis
2	Caution regarding forward-looking statements
2	Overview
2	About Royal Bank of Canada
3	Selected financial and other highlights
4	Economic, market and regulatory review and outlook
4	Financial performance
6	Business segment results
6	How we measure and report our business segments
7	Canadian Banking
8	Wealth Management
9	Insurance
10	International Banking
11	Capital Markets
12	Corporate Support
12	Quarterly results and trend analysis
13	Results by geographic segment
14	Financial condition
14	Condensed balance sheets
14	Off-balance sheet arrangements
16	Risk management
16	Credit risk
17	Credit quality performance
18	Market risk
20	Liquidity and funding management
20	Capital management
22	Additional financial information
22	Total RBC available-for-sale portfolio
22	Exposures to selected financial instruments
23	Accounting and control matters
24	Non-GAAP measures
24	Related party transactions
25	Interim Consolidated Financial Statements (unaudited)
29	Notes to the Interim Consolidated Financial Statements (unaudited)
40	Shareholder information

2        Royal Bank of Canada        First Quarter 2011

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) is provided to enable a reader to assess our results of operations and financial condition for the three-month period ended January 31, 2011, compared to the three-month periods ended January 31, 2010 and October 31, 2010. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the quarter ended January 31, 2011 (unaudited Interim Consolidated Financial Statements) and related notes and our 2010 Annual Report to Shareholders (2010 Annual Report). This MD&A is dated March 2, 2011. All amounts are in Canadian dollars and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.

Additional information about us, including our 2010 Annual Information Form, is available free of charge on our website at rbc.com/investorrelations, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at sec.gov.

Caution regarding forward-looking statements

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Q1 2011 Report to Shareholders, in other filings with Canadian regulators or the SEC, in reports to shareholders and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, our vision and strategic goals, the Economic, market and regulatory review and outlook for Canadian, U.S. and global economies, the outlook and priorities for each of our business segments, and the risk environment including our liquidity and funding management. The forward-looking information contained in this document is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented and our vision and strategic goals and financial performance objectives, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, operational, and liquidity and funding risks, and other risks discussed in the Risk management section; general business, economic and financial market conditions in Canada, the United States and certain other countries in which we conduct business, including the effects of the European sovereign debt crisis; changes in accounting standards, policies and estimates, including changes in our estimates of provisions, allowances and valuations; the effects of changes in government fiscal, monetary and other policies; the effects of competition in the markets in which we operate; the impact of changes in laws and regulations, including tax laws, changes to and new interpretations of risk-based capital guidelines, and reporting instructions and liquidity regulatory guidance, and the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations to be issued thereunder; judicial or regulatory judgments and legal proceedings; the accuracy and completeness of information concerning our clients and counterparties; our ability to successfully execute our strategies and to complete and integrate strategic acquisitions and joint ventures successfully; and development and integration of our distribution networks.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management section.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are for your information only.

Overview

About Royal Bank of Canada

Royal Bank of Canada (RY on TSX and NYSE) and its subsidiaries operate under the master brand name RBC. We are Canada’s largest bank as measured by assets and market capitalization, and among the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, corporate and investment banking and transaction processing services on a global basis. We employ approximately 79,000 full- and part-time employees who serve close to 18 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 56 other countries. For more information, please visit rbc.com.

Royal Bank of Canada        First Quarter 2011        3

Selected financial and other highlights

	As at or for the three months ended			Change January 31, 2011 vs.
	January 31	October 31	January 31	October 31	January 31
(C$ millions, except per share, number of and percentage amounts)	2011	2010	2010	2010	2010
Total revenue	$7,389	$7,202	$7,334	$187	$55
Provision for credit losses (PCL)	334	432	493	(98)	(159)
Insurance policyholder benefits, claims and acquisition expense (PBCAE)	629	1,423	1,130	(794)	(501)
Non-interest expense	3,946	3,818	3,626	128	320
Net income before income taxes and non-controlling interest (NCI) in subsidiaries	2,480	1,529	2,085	951	395
Net income	$1,839	$1,121	$1,497	$718	$342
Segments – net income (loss)
Canadian Banking	$882	$765	$777	$117	$105
Wealth Management	221	175	219	46	2
Insurance	145	27	118	118	27
International Banking	24	(157)	(57)	181	81
Capital Markets	613	373	571	240	42
Corporate Support	(46)	(62)	(131)	16	85
Net income	$1,839	$1,121	$1,497	$718	$342
Selected information
Earnings per share (EPS) – basic	$1.25	$.74	$1.01	$.51	$.24
Earnings per share (EPS) – diluted	$1.24	$.74	$1.00	$.50	$.24
Return on common equity (ROE) (1), (2)	20.3%	12.3%	17.5%	800 bps	280 bps
Return on risk capital (RORC) (1), (2)	30.2%	20.6%	30.8%	960 bps	(60) bps
Specific PCL as a % of average net loans and acceptances	.45%	.57%	.68%	(12) bps	(23) bps
Gross impaired loans (GIL) as a % of loans and acceptances	1.54%	1.65%	1.76%	(11) bps	(22) bps
Capital ratios and multiple
Tier 1 capital ratio	13.2%	13.0%	12.7%	20 bps	50 bps
Total capital ratio	15.3%	14.4%	13.6%	90 bps	170 bps
Assets-to-capital multiple	16.3X	16.5X	16.2X	(.2)X	.1X
Tier 1 common ratio (2)	9.9%	9.8%	9.1%	10 bps	80 bps
Selected balance sheet and other information
Total assets	$721,110	$726,206	$659,499	$(5,096)	$61,611
Securities	216,526	193,331	189,416	23,195	27,110
Loans (net of allowance for loan losses)	293,940	292,206	281,323	1,734	12,617
Derivative related assets	73,654	106,246	85,828	(32,592)	(12,174)
Deposits	437,120	433,033	394,695	4,087	42,425
Average common equity (1)	34,600	34,000	32,450	600	2,150
Average risk capital (1)	23,250	20,350	18,450	2,900	4,800
Risk-weighted assets (RWA)	256,009	260,456	259,016	(4,447)	(3,007)
Assets under management (AUM)	308,100	264,700	251,300	43,400	56,800
Assets under administration (AUA) – RBC	711,200	683,800	658,500	27,400	52,700
Assets under administration (AUA) – RBC Dexia IS (3)	2,881,200	2,779,500	2,528,800	101,700	352,400
Common share information
Shares outstanding (000s) – average basic	1,424,094	1,422,565	1,418,146	1,529	5,948
Shares outstanding (000s) – average diluted	1,435,291	1,434,353	1,432,179	938	3,112
Shares outstanding (000s) – end of period	1,425,901	1,424,922	1,421,442	979	4,459
Dividends declared per share	$.50	$.50	$.50	$–	$–
Dividend yield (4)	3.7%	3.8%	3.6%	(10) bps	10 bps
Common share price (RY on TSX) – close, end of period	$53.68	$54.39	$52.28	$(.71)	$1.40
Market capitalization (TSX)	76,542	77,502	74,313	(960)	2,229
Business information (number of)
Employees (full-time equivalent) (FTE)	73,371	72,126	70,600	1,245	2,771
Banking branches	1,766	1,762	1,756	4	10
Automated teller machines (ATM)	5,047	5,033	5,037	14	10
Period average US$ equivalent of C$1.00 (5)	$.992	$.963	$.945	$.029	$.047
Period-end US$ equivalent of C$1.00	$.999	$.980	$.935	$.019	$.064

(1)	Average amounts are calculated using methods intended to approximate the average of the daily balances for the period. This includes ROE, RORC, Average common equity, and Average risk capital.
(2)	These measures may not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of our 2010 Annual Report.
(3)	Represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.
(4)	Defined as dividends per common share divided by the average of the high and low share price in the relevant period.
(5)	Average amounts are calculated using month-end spot rates for the period.

4        Royal Bank of Canada        First Quarter 2011

Economic, market and regulatory review and outlook – data as at March 2, 2011

Canada

The Canadian economy grew more rapidly than expected in the fourth calendar quarter of 2010 at 3.3%. Growth significantly improved in the last quarter of 2010 due to higher exports and stronger consumer spending. With the recent strengthening in domestic demand and our improved expectations of U.S. economic growth in the current quarter, we forecast a revised growth rate for 2011 of 3.2%. Credit quality is expected to remain stable despite higher debt levels due to the relative stability of the Canadian economy and small ongoing improvements in unemployment.

United States

The U.S. economy improved in the fourth calendar quarter of 2010, growing at 2.8% reflecting increased business and consumer spending late in the year. We expect recent government tax cut programs will stimulate consumer spending and business investment in 2011. We forecast a growth rate of 3.4% in 2011, driven largely by increased consumer spending and business investment. While the unemployment rate remained elevated, it reflected slight improvement from the prior quarter.

Europe

Overall growth in the Eurozone improved slightly in the fourth calendar quarter of 2010 at an estimated rate of 2.0%; however regional growth rates were unbalanced. Persistent growth in core economies including Germany was offset by declines in economies in southern Europe and Ireland. Concerns over the sovereign debt crisis remained heightened although eased, reflecting recent government support for emergency sovereign funding.

Financial markets

Global capital markets improved as investor confidence returned late in the quarter and higher origination and advisory activity resulted from stronger business activity. The low interest rate environment, increased competition and continued concerns over the European sovereign debt crisis continued to put pressure on spreads which eased late in the quarter.

Regulatory environment

In December, the Basel Committee on Banking Supervision finalized the global standards for capital (Basel III). Based on our strong capital position, we are confident we will be in excess of the new capital requirements by 2013 as the standards are currently specified.

In Canada, changes made to mortgage rules, effective the first half of 2011, will lower the amount that consumers can borrow through refinancing of their homes, reduce the maximum amortization period for certain loans and withdraw government portfolio insurance backing on non-amortizing lines of credit secured by homes. We do not expect these rules will have a material impact on our Canadian Banking operations or results.

In the U.S., regulators have set an accelerated timeline for interpreting and implementing the Dodd-Frank Wall Street Reform and Consumer Protection Act. We continue to monitor the reforms including the impact on our business practices such as fees and pricing and our risk management framework. We are working to ensure business impacts, if any, are minimized.

For further details on our framework and activities to manage risks, refer to the Risk management, Overview of other risks and Capital management sections of our 2010 Annual Report.

Financial performance

Overview

Q1 2011 vs. Q1 2010

We reported net income of $1,839 million for the first quarter ended January 31, 2011, up $342 million or 23% from the previous year. Diluted earnings per share (EPS) of $1.24 increased $0.24 and return on common equity (ROE) was 20.3%, up 280 bps from the prior year. Our Tier 1 capital ratio of 13.2% was up 50 bps from the prior year.

Net income increased from a year ago reflecting solid business growth in Canadian Banking, Capital Markets and Wealth Management as economic conditions and global markets strengthened and investor confidence improved. Insurance continued to perform well. International Banking reported net income compared to a net loss last year.

Canadian Banking net income was $882 million, up $105 million, or 14% from last year, reflecting solid volume growth across all businesses and lower PCL, partially offset by increased staff costs including higher pension expense.

Wealth Management net income was $221 million, up $2 million compared to the prior year, primarily due to higher average fee-based client assets, increased transaction volumes and a favourable cumulative accounting adjustment of $15 million ($11 million after-tax) related to our deferred compensation liability. Last year included a favourable accounting impact related to the foreign currency translation on certain available-for-sale (AFS) securities of $39 million ($34 million after-tax) and a favourable income tax adjustment of $30 million.

Insurance net income was $145 million, up $27 million, or 23%, mainly reflecting lower reinsurance and disability claims costs, and favourable life policyholder experience, partially offset by net investment losses in the current quarter.

International Banking net income was $24 million compared to a net loss of $57 million a year ago. The increase was mainly due to losses on AFS securities last year and lower PCL in the current quarter as credit quality improved.

Capital Markets net income was $613 million, up $42 million, or 7%, largely due to strong growth in our origination business, particularly in debt mandates, driven by stronger new issue activity, and higher loan syndication fees. Marginally lower trading revenue included a gain of $102 million ($49 million after-tax and compensation adjustments) related to our monoline insurer MBIA Inc. (MBIA).

Corporate Support loss of $46 million included an unfavourable tax adjustment and certain amounts largely related to enterprise funding activities that were not allocated to the segments.

Q1 2011 vs. Q4 2010

Net income increased $718 million, or 64% from last quarter. Our prior quarter results included a loss on Liberty Life of $116 million on a before-and-after-tax basis.

Excluding the loss on Liberty Life, net income increased $602 million or 49% mainly reflecting significantly improved trading results in Capital Markets, largely in the latter part of the quarter, as well as strong growth in our investment banking businesses. Solid business growth across Canadian Banking and Wealth Management and lower PCL largely in International Banking, reflecting improved credit quality also contributed to the increase. These factors were partially offset by higher variable compensation reflecting higher trading results. For a detailed discussion on measures excluding the loss on Liberty Life, refer to the Non-GAAP measures section.

Royal Bank of Canada        First Quarter 2011        5

Estimated impact of foreign currency translation on our consolidated financial results

Our foreign currency-denominated results are impacted by exchange rate fluctuations. Revenue, PCL, insurance policyholder benefits, claims and acquisitions expense (PBCAE), non-interest expense and net income denominated in foreign currency are translated at the average rate of exchange for the period.

The following table reflects the estimated impact of foreign currency translation on key income statement items:

	For the three months ended
(C$ millions, except per share amounts)	Q1 2011 vs. Q4 2010	Q1 2011 vs. Q1 2010
Impact on income increase (decrease):
Total revenue	$(75)	$(165)
PCL	5	5
PBCAE	–	10
Non-interest expense	45	90
Net income	(15)	(35)
Impact on EPS:
Basic	$(.01)	$(.02)
Diluted	$(.01)	$(.02)

Changes in the relevant average exchange rates that impact our business are shown in the following table:

	For the three months ended
(Average foreign currency equivalent of C$1.00) (1)	January 31 2011	October 31 2010	January 31 2010
U.S. dollar	.992	.963	.945
British pound	.631	.614	.583
Euro	.743	.719	.656
TTD (2)	6.316	6.116	5.995

(1)	Average amounts are calculated using month-end spot rates for the period.
(2)	TTD represents the Trinidad and Tobago dollar which fluctuates within a narrow band of the U.S. dollar.

As noted above, certain of our business segment results are impacted by fluctuations in these exchange rates. For further details, refer to the Business segment results section.

Total revenue

	For the three months ended
(C$ millions)	January 31 2011	October 31 2010 (1)	January 31 2010 (1)
Interest income	$4,988	$4,839	$4,666
Interest expense	2,215	2,056	1,919
Net interest income	$2,773	$2,783	$2,747
Investments (2)	$1,294	$1,173	$1,175
Insurance (2)	924	1,707	1,383
Trading	733	279	659
Banking (2)	878	824	799
Underwriting and other advisory	495	337	311
Other (2)	292	99	260
Non-interest income	$4,616	$4,419	$4,587
Total revenue	$7,389	$7,202	$7,334
Additional information
Total trading revenue
Net interest income	$269	$341	$390
Non-interest income	733	279	659
Total	$1,002	$620	$1,049
Total trading revenue by product
Interest rate and credit	$704	$446	$812
Equities	197	100	142
Foreign exchange and commodities	101	74	95
Total	$1,002	$620	$1,049

(1)	Effective Q1 2011, we reclassified certain amounts relating to fair value adjustments on certain RBC debt designated as held-for-trading (HFT) in Capital Markets, which were reported in the Other category, to the Trading revenue category of Non-interest income to better reflect their nature. Comparative amounts have been reclassified to conform to the current period’s presentation.
(2)	Refer to the Financial Performance section of our 2010 Annual Report for the definition of these categories.

Q1 2011 vs. Q1 2010

Total revenue increased $55 million from a year ago.

Net interest income increased $26 million, or 1%, primarily due to higher non-trading net interest income reflecting solid volume growth in Canadian Banking and improved spreads on our client deposits. These factors were largely offset by lower trading-related net interest income reflecting lower trading results.

Investment-related revenue increased $119 million, or 10%, mainly due to higher average fee-based client assets resulting from capital appreciation and higher transaction volumes reflecting improved market conditions and investor confidence.

Insurance-related revenue decreased $459 million, or 33%, mainly due to the change in fair value of investments backing our policyholder liabilities and a decrease in U.S. annuity sales as a result of the announced sale of Liberty Life. Both of these items were largely offset in PBCAE. Investment losses also contributed to the decrease. The decrease was partially offset by volume growth in our Canadian and International & Other insurance businesses.

Trading revenue in Non-interest income increased $74 million. Total trading revenue, which comprises trading-related revenue recorded in Net interest income and Non-interest income, was strong at $1,002 million, although down $47 million, or 4%, compared to the significant trading levels last year. The decrease was partially offset by a gain related to MBIA of $102 million compared to a loss of $44 million in the prior year.

Banking revenue was up $79 million, or 10%, mainly due to higher foreign exchange revenue, higher credit card transaction volumes, and increased loan syndication.

Underwriting and other advisory revenue increased $184 million, or 59%, mainly due to strong origination, particularly in debt mandates.

Other revenue was up $32 million, or 12%, mainly due to lower losses on funding related activities, partially offset by losses compared to gains in the prior year on certain AFS securities.

Q1 2011 vs. Q4 2010

Total revenue increased $187 million, or 3%. Excluding the loss on Liberty Life of $116 million in the prior quarter, revenue increased $71 million, or 1%, mainly due to substantially higher trading revenue. Stronger investment banking revenue, solid volume growth in Canadian Banking, and higher transaction volumes and average fee-based client assets in Wealth Management also contributed to the increase. These factors were mostly offset by lower insurance-related revenue, largely offset in PBCAE. Revenue excluding the loss on Liberty Life is a non-GAAP measure. Refer to the Non-GAAP measures section.

Provision for credit losses

Credit quality has continued to generally improve from the prior year and from last quarter, reflecting stabilizing asset quality from continued improvement in economic conditions. For further details on our PCL, refer to the Credit quality performance section.

Q1 2011 vs. Q1 2010

Total PCL of $334 million decreased $159 million, or 32%, from a year ago primarily due to a decrease in specific PCL of $151 million, largely reflecting lower provisions in our U.S. and Canadian wholesale portfolio and lower write-offs in our Canadian credit card portfolio. The general provision was reduced $8 million in the current quarter while there was no general provision in the prior year.

6        Royal Bank of Canada        First Quarter 2011

Q1 2011 vs. Q4 2010

Total PCL decreased $98 million, 23%, from the prior quarter. Specific PCL decreased $86 million reflecting lower provisions in our Caribbean, U.S. and Canadian wholesale portfolios. The general provision was reduced $8 million in the current quarter as compared to a general provision of $4 million incurred in the prior quarter.

Insurance policyholder benefits, claims and acquisition expense

For the three months ended January 31, 2011, PBCAE of $629 million decreased $501 million, or 44%, from a year ago and decreased $794 million, or 56%, from the prior quarter. For further details, refer to the Insurance section.

Non-interest expense

	For the three months ended
(C$ millions)	January 31 2011	October 31 2010	January 31 2010
Salaries	$1,067	$1,040	$1,000
Variable compensation	1,052	863	991
Benefits and retention compensation	377	296	312
Stock-based compensation	87	50	74
Human resources	$2,583	$2,249	$2,377
Other expenses	1,363	1,569	1,249
Non-interest expense	$3,946	$3,818	$3,626

Q1 2011 vs. Q1 2010

Non-interest expense increased $320 million, or 9%, mainly reflecting increased staff levels, higher variable compensation largely due to higher commission-based revenue in Wealth Management, higher pension costs and increased costs in support of business growth. In addition, the prior year included the release of the remaining Enron Corp. related litigation provision of $53 million which reduced non-interest expense in that period. These factors were partially offset by the impact of a stronger Canadian dollar.

Q1 2011 vs. Q4 2010

Non interest expense increased $128 million, or 3%, mainly due to higher variable compensation largely reflecting stronger trading results and higher pension costs. Higher stock-based compensation and increased costs in support of business growth also contributed to the increase. These factors were partially offset by lower sundry losses and lower marketing costs.

Income taxes

	For the three months ended
(C$ millions, except percentage amounts)	January 31 2011	October 31 2010	January 31 2010
Income before income taxes	$2,480	$1,529	$2,085
Income taxes	612	381	565
Effective income tax rate (1)	24.7%	24.9%	27.1%

(1)	Income taxes as a percentage of net income before income taxes.

Q1 2011 vs. Q1 2010

Income tax expense increased $47 million, or 8%, from a year ago primarily due to higher earnings before income taxes. The effective income tax rate was 24.7%, a decrease of 2.4% over the prior year rate, mainly due to a reduction in statutory Canadian corporate income tax rates.

Q1 2011 vs. Q4 2010

Income tax expense increased $231 million, or 61%, from the prior quarter primarily due to higher earnings before income taxes. The effective income tax rate was 24.7% for the quarter as compared to 24.9% in the prior quarter, due to the loss on Liberty Life which was not deductible for tax purposes. Excluding the loss on Liberty Life, the effective income tax rate increased by 1.5% from 23.2% in the prior quarter, mainly due to a lower proportion of income from tax advantaged sources (Canadian taxable corporate dividends) in the current quarter, partially offset by a reduction in statutory Canadian corporate income tax rates. For further details on the effective income tax rate for the previous quarter excluding the loss on Liberty Life, refer to the Non-GAAP measures section.

Key corporate events of Q1 2011

BlueBay Asset Management plc (BlueBay): On December 17, 2010, Wealth Management completed the acquisition of BlueBay, which added approximately $39.1 billion in assets under management. As BlueBay results are reported on a one-month lag basis, our first quarter reflects their results from December 17, 2010 to December 31, 2010.

MBIA settlement: On December 31, 2010, we concluded a legal settlement with MBIA on the termination of the direct monoline insurance protection provided by them. Both parties also agreed to withdraw from their legal actions against each other. This resulted in a gain mainly due to the termination of the credit default swaps insured by MBIA.

Business segment results

How we measure and report our business segments

The key methodologies and assumptions used in our management reporting framework remain unchanged from October 31, 2010, except as noted below. These are periodically reviewed by management to ensure they remain valid. For further details, refer to the How we measure and report our business segments section of our 2010 Annual Report.

Changes made in the first quarter of 2011

The following highlights the key changes we made to our business segments during the first quarter of 2011. Unless otherwise specifically stated, comparative amounts have been revised and did not have an impact on our consolidated results.

We reclassified certain amounts relating to fair value adjustments on certain RBC debt designated as HFT in Capital

Markets, which were reported in the Other category, to the Trading revenue category of Non-interest income to better reflect their nature.

We made a number of organizational changes in Wealth Management to better align our operating structure with our goals and to accelerate our global growth strategy.

We realigned Capital Markets to better reflect how we manage our businesses (1).

•

Global Markets comprises our fixed income, foreign exchange, equity sales and trading, treasury and funding and commodities businesses, proprietary trading operations and remaining portfolio of corporate collateralized debt obligations.

Royal Bank of Canada        First Quarter 2011        7

•

Corporate and Investment Banking comprises our debt and equity origination, advisory services, loan syndication, corporate lending, client securitization, global credit, equity research, private equity and commercial and correspondent banking businesses.

•

Other contains our legacy businesses and includes our bank-owned life insurance (BOLI) stable value products, U.S. commercial mortgage-backed securities, U.S. auction rate securities and other legacy portfolios. Certain of these products are also disclosed as market and credit related items as described in our 2010 Annual Report.

We revised our economic capital methodology, prospectively, to include an additional pro-rata allocation to the business segments of previously unallocated capital. The revised allocation methodology further aligns our capital allocation processes with the new higher capital requirements of Basel III.

As discussed in our 2010 Annual Report, to ensure business segments’ results include expenses associated with the conduct of their business, we allocate costs incurred or services provided by Operations, Technology and Functions (OTF), which were directly undertaken or provided on the business segment’s behalf. We reviewed the OTF costs allocated to our International Banking segment and adjusted them for amounts which are not reflective of either benefits received or services performed on the segment’s behalf. The quarterly impact of this adjustment marginally reduced the costs allocated to this segment. This adjustment was applied prospectively.

(1)	For debt and equity origination, revenues are allocated between Global Markets and Corporate and Investment Banking based on the contribution of each group in accordance with an established agreement.

Canadian Banking

	For the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2011	2010	2010
Net interest income	$1,976	$1,934	$1,879
Non-interest income	802	764	759
Total revenue	$2,778	$2,698	$2,638
PCL	$257	$287	$318
Non-interest expense	1,297	1,313	1,205
Net income before income taxes	$1,224	$1,098	$1,115
Net income	$882	$765	$777
Revenue by business
Personal Financial Services	$1,542	$1,501	$1,436
Business Financial Services	677	654	637
Cards and Payment Solutions	559	543	565
Selected average balance sheet information
ROE	35.8%	34.1%	39.6%
RORC	45.4%	44.4%	53.8%
NIM (1)	2.78%	2.75%	2.80%
Specific PCL as a % of average net loans and acceptances	.36%	.41%	.48%
Operating leverage	(2.3)%	(3.4)%	4.5%
Average total earning assets (2)	282,500	279,000	266,100
Average loans and acceptances (2)	280,600	276,800	263,200
Average deposits	201,200	197,400	187,500
AUA	$154,600	$148,200	$136,000

(1)	NIM is calculated as Net interest income divided by Average total earning assets.
(2)	Average total earnings assets and average loans and acceptances include average securitized residential mortgages and credit card loans for the three months ended January 31, 2011 of $40 billion and $2 billion, respectively (October 31, 2010 – $37 billion and $3 billion; January 31, 2010 – $38 billion and $3 billion).

Q1 2011 vs. Q1 2010

Net income increased $105 million, or 14% from last year, reflecting solid volume growth across all businesses and lower PCL, partially offset by increased staff costs including higher pension expenses.

Total revenue increased $140 million, or 5%, from the previous year.

Personal Financial Services revenue increased $106 million, or 7% reflecting solid volume growth in home equity products, personal deposits and personal loans. Higher spreads on deposits and higher mutual fund distribution fees reflecting capital appreciation also contributed to the increase.

Business Financial Services revenue increased $40 million, or 6%, largely reflecting volume growth in business loans and deposits and improved deposit spreads.

Cards and Payment Solutions revenue was down $6 million, or 1%, primarily reflecting lower spreads from promotional pricing and the impact of new card regulations, largely offset by higher revenue from growth in credit card transaction volumes.

Net interest margin decreased 2 bps primarily reflecting Prime/BA spread compression, higher mortgage breakage costs and lower credit card spreads. These factors were largely offset by higher spreads on deposits.

PCL decreased $61 million, or 19%, mainly due to lower provisions in our business lending portfolio. Lower write-offs in our credit card portfolio also contributed to the decrease. For further details, refer to the Credit quality performance section.

Non-interest expense increased $92 million, or 8%, largely due to higher pension costs and higher costs in support of business growth, including increased staff levels to accommodate branch expansion and longer banking hours. The impact from the implementation of the Harmonized Sales Tax (HST) in Ontario and British Columbia in July 2010 also contributed to the increase. The increase was partially offset by lower marketing costs due to our Olympic sponsorship in the prior year and lower sundry losses.

Q1 2011 vs. Q4 2010

Net income increased $117 million, or 15% from the prior quarter, driven by solid volume growth across all businesses, lower PCL and lower marketing costs.

Total revenue increased $80 million, or 3%, primarily reflecting solid volume growth across all businesses, seasonally higher credit card transaction volumes and higher mutual fund distribution fees reflecting capital appreciation.

Net interest margin increased 3 bps primarily reflecting improved deposit spreads.

PCL decreased $30 million, or 10%, mainly reflecting lower provisions in our business lending portfolio.

Non-interest expense decreased $16 million, or 1%, mainly due to lower marketing costs, largely offset by higher pension costs and higher staff levels in support of business growth.

8        Royal Bank of Canada        First Quarter 2011

Wealth Management

	For the three months ended
(C$ millions, except number of and percentage amounts and as otherwise noted)	January 31 2011	October 31 2010	January 31 2010
Net interest income	$91	$80	$78
Non-interest income
Fee-based revenue	659	615	574
Transaction and other revenue	435	410	412
Total revenue	$1,185	$1,105	$1,064
Non-interest expense	874	855	806
Net income before income taxes	$311	$250	$258
Net income	$221	$175	$219
Revenue by business (1)
Canadian Wealth Management	$433	$399	$367
U.S. & International Wealth Management (2)	519	519	515
U.S. & International Wealth Management (US$ millions) (2)	515	502	487
Global Asset Management (3)	233	187	182
Selected other information
ROE	19.5%	18.7%	21.8%
RORC	72.1%	70.9%	72.9%
Pre-tax margin (4)	26.2%	22.6%	24.2%
Number of advisors (5)	4,237	4,191	4,324
AUA – Total	543,000	521,600	510,000
– U.S. & International Wealth Management	333,300	320,400	323,900
– U.S. & International Wealth Management (US$ millions)	332,800	314,000	302,900
AUM	305,200	261,800	248,400
	For the three months ended
Estimated impact of US$ translation on key income statement items	Q1 2011 vs. Q4 2010	Q1 2011 vs. Q1 2010
Impact on income increase (decrease):
Total revenue	$(15)	$(25)
Non-interest expense	10	20
Net income	–	(5)
Percentage change in average US$ equivalent of C$1.00	3%	5%

(1)	Amounts in each of our lines of business have been restated to reflect the organizational changes effective November 1, 2010. The impact on the comparative amounts is minimal.
(2)	Includes Wealth Management U.S., Global Trust and Wealth Management U.K. and Wealth Management Emerging Markets.
(3)	Includes BlueBay results which are reported on a one-month lag.
(4)	Pre-tax margin is defined as net income before income taxes divided by total revenue.
(5)	Represents client-facing advisors across all our wealth management businesses.

Q1 2011 vs. Q1 2010

Net income increased $2 million compared to the prior year, primarily due to higher average fee-based client assets, increased transaction volumes and a favourable cumulative accounting adjustment of $15 million ($11 million after-tax) related to our deferred compensation liability. Last year included a favourable accounting impact related to the foreign currency translation on certain AFS securities of $39 million ($34 million after-tax) and a favourable income tax adjustment of $30 million.

Total revenue increased $121 million, or 11%, compared to last year.

Canadian Wealth Management revenue increased $66 million, or 18%, mainly due to higher average fee-based client assets resulting from capital appreciation, and higher transaction volumes reflecting improved market conditions and investor confidence. Improved spreads on our client cash deposits also contributed to the increase.

U.S. & International Wealth Management revenue increased $4 million, or 1%. In U.S. dollars, revenue increased $28 million, or 6%, mainly due to higher average fee-based client assets and higher transaction volumes. A higher gain on our stock-based compensation plan in our U.S. brokerage business also contributed to the increase. Our prior year revenue included a favourable accounting impact related to the foreign currency translation on certain AFS securities.

Global Asset Management revenue increased $51 million, or 28%, largely due to a performance fee earned in December in BlueBay, higher average fee-based client assets resulting from capital appreciation and clients’ preference for higher-yielding long-term funds reflecting improved market conditions.

Non-interest expense increased $68 million, or 8%, mainly due to increased variable compensation driven by higher commission-based revenue and the BlueBay performance fee. A favourable impact of the reversal of the remaining provision in the prior year related to the Reserve Primary Fund, and the increase in the fair value of earned compensation liability in the current quarter related to our U.S. stock-based compensation plan also contributed to the increase. These factors were partially offset by the impact of a stronger Canadian dollar and a favourable cumulative accounting adjustment related to our deferred compensation liability.

Q1 2011 vs. Q4 2010

Net income increased $46 million, or 26%, from the prior quarter, mainly due to higher transaction volumes reflecting improved market conditions and investor confidence and higher average fee-based client assets resulting from capital appreciation. The favourable cumulative accounting adjustment described above also contributed to the increase.

Total revenue increased $80 million, or 7%, mainly due to higher transaction volumes, a performance fee earned in December in BlueBay and higher average fee-based client assets. These factors were partially offset by the impact of a stronger Canadian dollar.

Non-interest expense increased $19 million, or 2%, mainly due to higher variable compensation driven by higher commission-based revenue and the BlueBay performance fee, and increased costs in support of business growth. These factors were partially offset by a favourable cumulative accounting adjustment and the impact of a stronger Canadian dollar.

Royal Bank of Canada        First Quarter 2011        9

Insurance

	For the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts and as otherwise noted)	2011	2010	2010
Non-interest income
Net earned premiums	$1,032	$1,127	$1,067
Investment income (1)	(170)	516	248
Fee income	67	67	67
Other (2)	–	(116)	–
Total revenue	$929	$1,594	$1,382
Insurance policyholder benefits and claims (1)	$452	$1,253	$963
Insurance policyholder acquisition expense	177	170	167
Non-interest expense	149	145	129
Net income before income taxes	$151	$26	$123
Net income	$145	$27	$118
Revenue by business
Canadian Insurance	$388	$832	$623
U.S. Insurance	103	321	364
U.S. Insurance (US$ millions)	101	304	343
International and Other Insurance	438	441	395
Selected average balances and other information
ROE	31.6%	6.6%	35.5%
RORC	34.5%	7.5%	40.9%
Premiums and deposits (3)	$1,316	$1,430	$1,382
Fair value changes on investments backing policyholder liabilities (1)	(367)	324	78

	For the three months ended
Estimated impact of US$ and British pound translation on key income statement items	Q1 2011 vs Q4 2010	Q1 2011 vs Q1 2010
Impact on income increase (decrease):
Total revenue	$–	$(10)
PBCAE	–	10
Non-interest expense	–	–
Net income	–	–
Percentage change in average US$ equivalent of C$1.00	3%	5%
Percentage change in average British pound equivalent of C$1.00	3%	8%

(1)	Investment income can experience volatility arising from fluctuation in the fair value of HFT assets. The investments which support actuarial liabilities are predominantly fixed income assets designated as HFT. Consequently changes in the fair values of these assets are recorded in investment income in the consolidated statements of income and are largely offset by changes in the fair value of the actuarial liabilities, the impact of which is reflected in insurance policyholder benefits and claims.
(2)	Relates to loss on Liberty Life. The transaction is subject to regulatory approvals and customary closing conditions, and is expected to close in the second quarter of 2011. For further details, refer to Note 7 to our unaudited Interim Consolidated Financial Statements.
(3)	Premiums and deposits include premiums on risk-based insurance and annuity products, and individual and group segregated fund deposits, consistent with insurance industry practices.

Q1 2011 vs. Q1 2010

Net income increased $27 million, or 23%, mainly due to lower reinsurance and disability claims costs and favourable life policyholder experience. These factors were partially offset by net investment losses in the current quarter.

Total revenue decreased $453 million, or 33%, compared to the prior year.

Canadian Insurance revenue decreased $235 million, or 38%, mainly due to the change in fair value of investments backing our life and health policyholder liabilities, largely offset in PBCAE. Investment losses also contributed to the decrease. These factors were partially offset by volume growth across all products.

U.S. Insurance revenue decreased $261 million, or 72%. In U.S. dollars, revenue was down $242 million, or 71%, mainly due to the change in fair value of investments backing our life and annuity policyholder liabilities and a decrease in annuity sales as a result of the announced sale of Liberty Life. Both of these items were largely offset in PBCAE.

International and Other Insurance revenue increased $43 million, or 11%, mainly reflecting volume growth in our reinsurance products, partially offset by the impact of the stronger Canadian dollar.

PBCAE decreased $501 million, or 44%, mainly due to the change in fair value of investments backing our policyholder liabilities and lower costs commensurate with decreased annuity sales in our U.S. insurance business. These factors were partially offset by higher costs commensurate with volume growth across our Canadian and International & Other businesses.

Non-interest expense increased $20 million, or 16%, reflecting wind-down charges related to the announced sale of Liberty Life and increased costs in support of business growth.

Q1 2011 vs. Q4 2010

Net income of $145 million increased $118 million from last quarter, mainly due to the loss on the announced sale of Liberty Life of $116 million in the prior quarter. Excluding this loss, net income was relatively flat. Favourable actuarial adjustments reflecting management actions and assumption changes were largely offset by net investment losses.

Total revenue decreased $665 million from the last quarter. Excluding the loss on Liberty Life of $116 million, total revenue decreased $781 million, or 46%, mainly due to the change in fair value of investments backing our policyholder liabilities and a decrease in U.S. annuity sales. Investment losses also contributed to the decrease. These factors were partially offset by volume growth across our Canadian insurance products. The change in fair value of investments and the decrease in annuity sales were largely offset in PBCAE. Results excluding the loss on Liberty Life are non-GAAP measures. Refer to the Non-GAAP measures section.

PBCAE decreased $794 million, or 56%, mainly due to the change in fair value of investments backing our policyholder liabilities and lower costs commensurate with decreased annuity sales in our U.S. insurance business. These factors were partially offset by higher costs commensurate with volume growth across our Canadian insurance businesses.

Non-interest expense was relatively flat from the prior quarter as wind-down charges related to the announced sale of Liberty Life were largely offset by lower marketing costs.

10        Royal Bank of Canada        First Quarter 2011

International Banking

	For the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2011	2010	2010
Net interest income	$354	$356	$320
Non-interest income	258	165	228
Total revenue	$612	$521	$548
PCL	$131	$191	$175
Non-interest expense	489	561	510
Net (loss) before income taxes and NCI in subsidiaries	$(8)	$(231)	$(137)
Net income (loss)	$24	$(157)	$(57)
Revenue by business
Banking (1)	$437	$350	$389
RBC Dexia IS (1)	175	171	159
Selected average balances and other information
ROE	.6%	(9.7)%	(4.3)%
RORC	1.2%	(20.8)%	(10.2)%
Specific PCL as a % of average net loans and acceptances	1.90%	2.63%	2.27%
Average loans and acceptances	$27,400	$28,900	$30,700
Average deposits	43,100	45,700	47,100
AUA – RBC (2)	7,500	7,800	7,400
– RBC Dexia IS (3)	2,881,200	2,779,500	2,528,800
AUM – RBC (2)	2,600	2,600	2,700

	For the three months ended
Estimated impact of US$, Euro and TTD translation on key income statement items	Q1 2011 vs Q4 2010	Q1 2011 vs Q1 2010
Impact on income increase (decrease):
Total revenue	$(15)	$(40)
PCL	5	5
Non-interest expense	15	30
Net income	–	–
Percentage change in average US$ equivalent of C$1.00	3%	5%
Percentage change in average Euro equivalent of C$1.00	3%	13%
Percentage change in average TTD equivalent of C$1.00	3%	5%

(1)	RBTT Financial Group (RBTT) and RBC Dexia IS results are reported on a one-month lag.
(2)	These represent the AUA and AUM of RBTT, reported on a one-month lag.
(3)	Represents the total AUA of the joint venture, of which we have a 50% ownership interest, reported on a one-month lag.

Q1 2011 vs. Q1 2010

Net income was $24 million compared to a net loss of $57 million a year ago. The increase was mainly due to losses on AFS securities last year and lower PCL in the current quarter as credit quality improved.

Total revenue increased $64 million, or 12%.

Banking revenue was up $48 million, or 12%. In U.S. dollars, banking revenue increased $65 million, or 18%, largely due to losses on our AFS securities in the prior year. An unfavourable accounting adjustment recorded in the prior year and higher gains in the current quarter on certain derivatives in Caribbean banking due to improved market conditions also contributed to the increase. The increase was partially offset by a reduction of a provision related to the restructuring of certain Caribbean banking mutual funds in the prior year and higher losses on foreclosed assets this quarter in U.S. banking.

RBC Dexia IS revenue increased $16 million, or 10%, mainly reflecting higher fee-based client assets as a result of capital appreciation and higher transaction volumes. These factors were partially offset by the impact of the stronger Canadian dollar.

PCL decreased $44 million, or 25%, largely due to lower provisions in our U.S. and Caribbean commercial portfolios, reflecting asset stabilization and improvement in commercial property values. For further details, refer to the Credit quality performance section.

Non-interest expense decreased $21 million, or 4%, mainly due to the impact of the stronger Canadian dollar and the partial reversal of litigation provisions in Caribbean banking relating to a prior period. The decrease was partially offset by increased infrastructure investments and higher staff costs in Caribbean banking and higher expenses in support of business growth in RBC Dexia IS.

Q1 2011 vs. Q4 2010

Net income was $24 million compared to a net loss of

$157 million last quarter. The increase was mainly due to lower PCL in Caribbean and U.S. banking, lower losses on foreclosed assets in U.S. banking and losses on our AFS securities in the prior quarter. Also contributing to the increase was a tax recovery this quarter and the partial reversal of litigation provisions relating to a prior period in Caribbean banking. While not a significant driver of the increase, we began to see some positive signs of underlying business growth this quarter. In addition, last quarter included an unfavourable tax adjustment and an unfavourable cumulative accounting adjustment.

Total revenue increased $91 million, or 17%. The increase largely reflected lower losses on foreclosed assets this quarter and losses on our AFS securities and an unfavourable cumulative accounting adjustment, both in the prior quarter. In addition there were higher gains on certain derivatives in Caribbean banking during the current quarter. The increase was partially offset by the impact of the stronger Canadian dollar.

PCL decreased $60 million, or 31%, mainly due to lower provisions in our Caribbean and U.S. commercial portfolios.

Non-interest expense was down $72 million, or 13%, largely due to the partial reversal of litigation provisions in Caribbean banking relating to a prior period, the impact of the stronger Canadian dollar and lower marketing and professional fees in U.S. banking. Last quarter included higher staff costs largely reflecting higher pension and benefits expense and increased infrastructure investments in Caribbean banking.

Royal Bank of Canada        First Quarter 2011        11

Capital Markets

	For the three months ended
	January 31	October 31	January 31
(C$ millions, except percentage amounts)	2011	2010	2010
Net interest income (1)	$623	$692	$729
Non-interest income	1,405	801	1,111
Total revenue (1)	$2,028	$1,493	$1,840
PCL	$(27)	$(22)	$30
Non-interest expense	1,126	933	951
Net income before income taxes and NCI in subsidiaries	$929	$582	$859
Net income	$613	$373	$571
Revenue by business (2)
Global Markets	$1,321	$829	$1,284
Corporate and Investment Banking	710	558	561
Other	(3)	106	(5)
Selected average balances and other information
ROE	25.3%	17.0%	26.4%
RORC	28.3%	19.3%	30.1%
Specific PCL as a % of average net loans and acceptances	(.37)%	(.31)%	.38%
Average trading securities	$138,600	$129,600	$133,300
Average loans and acceptances	29,000	29,000	31,400
Average deposits	113,000	103,400	89,800

	For the three months ended
Estimated impact of US$, British pound and Euro translation on key income statement items	Q1 2011 vs Q4 2010	Q1 2011 vs Q1 2010
Impact on income increase (decrease):
Total revenue	$(45)	$(75)
Non-interest expense	20	35
Net income	(20)	(20)
Percentage change in average US$ equivalent of C$1.00	3%	5%
Percentage change in average British pound equivalent of C$1.00	3%	8%
Percentage change in average Euro equivalent of C$1.00	3%	13%

(1)	Taxable equivalent basis (teb) – The teb adjustment for the three months ended January 31, 2011 was $144 million (October 31, 2010 – $158 million; January 31, 2010 – $121 million). For further discussion, refer to the How we measure and report our business segments section of our 2010 Annual Report.
(2)	The Capital Markets segment was realigned effective Q1 2011. For further discussion, refer to the How we measure and report our business segments section.

Q1 2011 vs. Q1 2010

Net income increased $42 million, or 7%, largely due to strong growth in our origination business, particularly in debt mandates, driven by stronger new issue activity, and higher loan syndication fees. Marginally lower trading revenue included a gain of $102 million ($49 million after-tax and compensation adjustments) related to MBIA.

Total revenue of $2,028 million increased $188 million, or 10% from the prior year.

Global Markets revenue increased $37 million, or 3% mainly from growth in our origination and daily cash equities businesses. Lower trading revenue included a gain related to MBIA as compared to a loss of $44 million ($20 million after-tax and compensation adjustments) in the prior year. Our trading businesses had an overall strong quarter, although moderated somewhat compared to the robust levels in the prior year.

Corporate and Investment Banking revenue increased $149 million, or 27%, primarily reflecting strong debt origination in the U.S. and Canada, driven by improved business activity. Higher equity origination mainly in the U.S. and loan syndication reflecting stronger issuance activity, also contributed to the growth in revenue.

Other (line of business) revenue was flat compared to the prior year as a loss on U.S. student loan auction rate securities (ARS) was largely offset by gains on certain legacy products.

During the quarter, we had a recovery of credit losses of $27 million, attributable to recoveries of a few accounts, as compared to provisions recorded in the prior year.

Non-interest expense increased $175 million or 18% due to higher costs in support of business growth and regulatory requirements. In addition, last year included the release of the remaining Enron-related litigation provision which reduced non-interest expense in that period.

For further details on the gain related to MBIA, refer to Key corporate events of Q1 2011 in the Financial performance section.

Q1 2011 vs. Q4 2010

Net income increased $240 million, or 64%, driven by substantially higher trading revenue and strong growth in our investment banking businesses mainly in the U.S. and Canada, as a result of improved origination activity and higher loan syndication fees. Our trading businesses significantly benefitted from improved client volumes and spreads, primarily in our fixed income and equity businesses in the latter part of the quarter.

Total revenue increased $535 million, or 36%, due to significantly higher trading revenue and growth in origination in the U.S. and Canada, driven by increased deal activity. These factors were partially offset by lower revenue in legacy products, mainly comprised of lower gains on BOLI and a loss on the impairment related to U.S. student loan ARS.

During the quarter, we had a recovery of credit losses of $27 million compared to a recovery of $22 million in the prior quarter.

Non-interest expense increased $193 million or 21% mainly due to higher variable compensation on improved results.

12        Royal Bank of Canada        First Quarter 2011

Corporate Support

	For the three months ended
	January 31	October 31	January 31
(C$ millions)	2011	2010	2010
Net interest income (loss) (1)	$(271)	$(279)	$(259)
Non-interest income	128	70	121
Total revenue (1)	$(143)	$(209)	$(138)
PCL (2)	$(27)	$(24)	$(30)
Non-interest expense	11	11	25
Net loss before income taxes and NCI in subsidiaries (1)	$(127)	$(196)	$(133)
Net loss	$(46)	$(62)	$(131)
Securitization
Total securitizations sold and outstanding (3)	$31,928	$31,503	$32,412
New securitization activity in the period (4)	2,199	1,601	1,018

(1)	Teb adjusted.
(2)	PCL in Corporate Support primarily comprises the general provision and an adjustment related to PCL on securitized credit card loans managed by Canadian Banking. For further information, refer to the How we measure and report our business segments section of our 2010 Annual Report.
(3)	Total securitizations sold and outstanding comprises credit card loans and residential mortgages.
(4)	New securitization activity comprises Canadian residential mortgages and credit card loans securitized and sold in the period. For further details, refer to Note 5 to our unaudited Interim Consolidated Financial Statements. This amount does not include Canadian residential mortgage and commercial mortgage securitization activity of Capital Markets.

Due to the nature of activities and consolidated adjustments reported in this segment, we believe that a year-over-year analysis is not relevant.

Net interest income (loss) and income tax in Corporate Support include the elimination of the teb adjustments related to the gross-up of income from Canadian taxable corporate dividends recorded in Capital Markets. The amount deducted from net interest income (loss) for the three months ended January 31, 2011 was $144 million, October 31, 2010 was $158 million; and January 31, 2010 was $121 million. For further discussion, refer to the How we measure and report our business segments section of our 2010 Annual Report.

The following identifies the material items, in addition to the teb adjustment, affecting the reported results in each period.

Q1 2011

Net loss of $46 million included an unfavourable tax adjustment and certain amounts largely related to enterprise funding activities that were not allocated to the segments.

Q4 2010

Net loss of $62 million included unfavourable tax adjustments, losses of $33 million ($23 million after-tax) related to the change in fair value of certain derivatives used to economically hedge our funding activities, and losses of $21 million on both a before and after-tax basis attributed to an investment accounted for under the equity method.

Q1 2010

Net loss of $131 million mainly reflected income tax adjustments which were largely offset by favourable tax adjustments in other segments. The net loss also included the unfavourable impact of hedge accounting on discontinued hedges and the unfavourable cumulative accounting adjustments of $47 million ($33 million after-tax) related to securitization activity. These factors were partially offset by gains on our AFS portfolios.

Quarterly results and trend analysis

Our quarterly earnings, revenue and expenses are impacted by a number of trends and recurring factors, which include seasonality, general economic and market conditions, and fluctuations in foreign exchange rates. The following table summarizes our results for the last eight quarters (the period).

	2011	2010				2009
(C$ millions, except percentage amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net interest income	$2,773	$2,783	$2,748	$2,699	$2,747	$2,876	$2,904	$2,914
Non-interest income	4,616	4,419	4,079	4,268	4,587	4,583	4,919	3,847
Total revenue	$7,389	$7,202	$6,827	$6,967	$7,334	$7,459	$7,823	$6,761
PCL	334	432	432	504	493	883	770	974
PBCAE	629	1,423	1,459	1,096	1,130	1,322	1,253	958
Non-interest expense	3,946	3,818	3,377	3,572	3,626	3,606	3,755	3,575
Goodwill impairment charge	–	–	–	–	–	–	–	1,000
Net income before income taxes and NCI in subsidiaries	$2,480	$1,529	$1,559	$1,795	$2,085	$1,648	$2,045	$254
Income taxes	612	381	257	443	565	389	449	266
NCI in net income of subsidiaries	29	27	26	23	23	22	35	38
Net income (loss)	$1,839	$1,121	$1,276	$1,329	$1,497	$1,237	$1,561	$(50)
EPS – basic	$1.25	$.74	$.85	$.89	$1.01	$.83	$1.06	$(.07)
– diluted	$1.24	$.74	$.84	$.88	$1.00	$.82	$1.05	$(.07)
Segment net income (loss)
Canadian Banking	$882	$765	$766	$736	$777	$717	$669	$581
Wealth Management	221	175	185	90	219	161	168	126
Insurance	145	27	153	107	118	104	167	113
International Banking	24	(157)	(76)	(27)	(57)	(125)	(95)	(1,126)
Capital Markets	613	373	201	502	571	561	562	420
Corporate Support	(46)	(62)	47	(79)	(131)	(181)	90	(164)
Net income (loss)	$1,839	$1,121	$1,276	$1,329	$1,497	$1,237	$1,561	$(50)
Effective income tax rate	24.7%	24.9%	16.5%	24.7%	27.1%	23.6%	22.0%	104.7%
Period average US$ equivalent of C$1.00	$.992	$.963	$.957	$.973	$.945	$.924	$.900	$.805

Royal Bank of Canada        First Quarter 2011        13

Notable items affecting our consolidated results

•	In the fourth quarter of 2010 we recorded a loss of $116 million relating to the announced sale of Liberty Life which increased the effective tax rate by 1.7%.
•	Market environment-related losses adversely affected our results, mainly in the second quarter of 2009.
•	In the second quarter of 2009, we recorded a goodwill impairment charge in International Banking of $1 billion.
•	We made significant additions to our general provision during 2009.
•	Fluctuations in the Canadian dollar relative to other foreign currencies have affected our consolidated results over the period.

Trend analysis

We have seen continued strengthening in economic conditions and improvement in global markets and investor confidence compared to the difficult conditions that impacted our earnings, particularly during 2009.

While net income trended downward from the fourth quarter of 2009 reflecting the challenging economic and market conditions, it strongly rebounded in the current quarter.

Revenue generally fluctuated over the period, while trending upward the past two quarters. Over the period, there has been solid volume growth in Canadian Banking, fluctuating levels of trading revenue reflecting changing market conditions, changes in the fair value of investment portfolios backing our policyholder liabilities in Insurance, largely offset in PBCAE, and revenue growth in Wealth Management and our investment banking businesses. Our current quarter reflected solid but lower trading revenue compared to the strong performances in 2009 and early 2010 and was substantially higher than the two prior quarters. Trading revenue in the latter part of 2010 was unfavourably impacted by market conditions including tighter credit spreads and the European debt crisis. In addition, revenue was unfavourably impacted by market environment-related losses particularly in the second quarter of 2009. Spread compression in our banking-related and wealth management businesses unfavourably impacted revenue throughout the period due to the continuing low interest rate environment.

PCL has trended lower in the period from the elevated levels of 2009 with a significant decrease in the current quarter, reflecting continued stabilizing asset quality. The increase in 2009 was due to credit deterioration mainly related to the challenging economic environment. For further details, refer to the Credit quality performance section.

PBCAE has been subject to quarterly fluctuations resulting from changes in the fair value of investments backing our policyholder liabilities due to market volatility, higher costs commensurate with volume growth, actuarial liability adjustments and claims experience.

Non-interest expense has fluctuated throughout the period although trending upwards over the past two quarters. This was due to higher variable compensation resulting from strong performance in Wealth Management and Capital Markets, increased costs in support of business growth, higher pension costs and the introduction of the HST in Ontario and British Columbia in July 2010, which were partially offset by our ongoing focus on cost management.

Our effective income tax rate has generally fluctuated over the period, reflecting a varying portion of income being reported by our subsidiaries operating in jurisdictions with differing income tax rates, a fluctuating level of income from tax-advantaged sources (Canadian taxable corporate dividends), and tax adjustments. The goodwill impairment charge, a reduction in statutory Canadian corporate income tax rates over the period and the loss on Liberty Life also impacted our effective income tax rate.

Results by geographic segment (1)

	For the three months ended
	January 31			October 31			January 31
	2011			2010			2010
(C$ millions)	Canada	U.S.	Other International	Canada	U.S.	Other International	Canada	U.S.	Other International
Total revenue	$4,486	$1,573	$1,330	$4,529	$1,467	$1,206	$4,365	$1,815	$1,154
Net income (loss)	$1,266	$176	$397	$1,108	$(182)	$195	$959	$270	$268

(1)	For geographic reporting, our segments are grouped into Canada, U.S. and Other International. For further details, refer to Note 28 to our 2010 Annual Consolidated Financial Statements.

Q1 2011 vs. Q1 2010

Net income in Canada of $1,266 million was up $307 million, or 32%, from the prior year. The increase was largely due to solid volume growth in Canadian Banking and Wealth Management, higher trading and origination activities and lower PCL. These factors were partially offset by higher pension costs, the impact of the implementation of HST in Ontario and British Columbia in July 2010 and increased costs to support business growth.

U.S. net income was down $94 million or 35% from last year, mainly due to the impact of the stronger Canadian dollar, partially offset by strong growth in our origination business and lower PCL. In addition, last year included the release of the remaining Enron-related litigation provision and a favourable income tax adjustment in Wealth Management both of which increased net income in that period.

Other International net income of $397 million increased $129 million or 48% from the previous year primarily due to higher trading revenue, which included a gain related to MBIA, and lower PCL. This was partly offset by higher costs relating to increased staff levels. Last year included a favourable accounting impact related to the foreign currency translation on certain AFS securities in Wealth Management. For further details, on the gain related to MBIA refer to Key corporate events of Q1 2011 in the Financial performance section.

Q1 2011 vs. Q4 2010

Net income in Canada was up $158 million, or 14%, from last quarter, driven by substantially higher trading revenue and growth in our investment banking business as a result of improved origination activity and higher loan syndication fees, continued volume growth in Canadian Banking and Wealth Management and lower PCL. Lower disability claims costs and a favourable actuarial adjustment reflecting management actions and assumption changes in Insurance also contributed to the increase. These factors were partially offset by higher variable compensation in Capital Markets on improved results.

U.S. net income of $176 million compared to a net loss of $182 million last quarter mainly due to significantly improved trading results reflecting higher client volumes and spreads in Capital Markets and lower PCL. In addition, our prior quarter results included the loss on Liberty Life. The increase in net income was partially offset by the impact of the stronger Canadian dollar.

Other International net income of $397 million increased $202 million from the previous quarter, primarily reflecting significantly improved trading results in our fixed income business and lower PCL. In addition, last quarter included higher staff costs including higher pension and benefits expense and increased infrastructure investments in Caribbean banking.

14        Royal Bank of Canada        First Quarter 2011

Financial condition

Condensed balance sheets (1)

	As at
	January 31	October 31	January 31
(C$ millions)	2011	2010	2010
Assets
Cash and due from banks	$8,203	$9,330	$9,535
Interest-bearing deposits with banks	11,342	13,252	7,264
Securities (2)	216,526	193,331	189,416
Assets purchased under reverse repurchase agreements and securities borrowed (2)	79,258	72,698	49,585
Loans (net of allowance for loan losses) (2)
Retail loans	221,761	220,321	206,884
Wholesale loans	72,179	71,885	74,439
Other – Derivatives (2)	73,654	106,246	85,828
– Other	38,187	39,143	36,548
Total assets (2)	$721,110	$726,206	$659,499
Liabilities and shareholders’ equity
Deposits	$437,120	$433,033	$394,695
Other – Derivatives (2)	77,358	108,910	81,246
– Other (2)	155,541	135,648	136,541
Subordinated debentures	8,041	6,681	5,896
Trust capital securities	735	727	1,386
NCI in subsidiaries	2,250	2,256	2,101
Total liabilities (2)	$681,045	$687,255	$621,865
Total shareholders’ equity	40,065	38,951	37,634
Total liabilities and shareholders’ equity	$721,110	$726,206	$659,499

(1)	Foreign currency-denominated assets and liabilities are translated to Canadian dollars. For further details, refer to Note 1 to our 2010 Annual Consolidated Financial Statements.
(2)	Our consolidated balance sheet was impacted by foreign currency translation which reduced our total assets and our total liabilities by approximately $18 billion due to the strengthening of the Canadian dollar compared to last year and similarly reduced our total assets and our total liabilities by approximately $6 billion compared to the previous quarter.

Q1 2011 vs. Q1 2010

Total assets were up $62 billion, or 9%, from the prior year.

Interest-bearing deposits with banks increased $4 billion, or 56%, largely reflecting higher collateral requirements.

Securities were up $27 billion, or 14%, primarily due to increased positions in government debt instruments in support of business activity and from our European Government Bond (EGB) trading business, which was formed in the latter part of 2010, and an increase in trading volumes in certain businesses due to improved economic and market conditions.

Assets purchased under reverse repurchase agreements and securities borrowed increased $30 billion, or 60% mainly attributable to higher market activity in certain businesses and from our EGB trading business.

Loans were up $13 billion, or 4% predominantly due to solid retail lending growth mainly as a result of volume growth in Canadian home equity products.

Derivative assets decreased $12 billion, or 14%, primarily from increased financial netting from increased positions with a central clearing counterparty.

Total liabilities were up $59 billion, or 10%.

Deposits increased $42 billion, or 11%, mainly reflecting an increase in corporate deposits due to an increase in our internal funding requirements and demand for our high-yield savings and other product offerings.

Derivative liabilities decreased $4 billion, or 5%, for the same reasons noted above in derivative assets.

Other liabilities increased by $19 billion, or 14% mainly resulting from an increase in repurchase agreements and an increase in obligations related to securities sold short due to increased volume from higher market activity and from the EGB trading business.

Subordinated debentures increased by $2 billion, or 36% mainly due to the issuance of new subordinated debt on November 1, 2010.

Shareholders’ equity increased by $2 billion, or 6%, largely reflecting earnings, net of dividends.

Q1 2011 vs. Q4 2010

Total assets decreased $5 billion, or 1%, from the prior quarter largely reflecting lower derivative assets due to the impact of increasing interest rates on receive fixed rate positions and the increased financial netting noted above. This was largely offset by an increase in securities due to the reasons noted above, increased trading volumes in certain businesses and higher securities borrowed reflecting increased market activity.

Total liabilities decreased $6 billion, or 1% from the prior quarter. Lower derivative liabilities decreased for the same reasons noted above in derivative assets. This was largely offset by higher other liabilities mainly due to increased market activity.

Off-balance sheet arrangements

In the normal course of business, we engage in a variety of financial transactions that, under GAAP, are not recorded on our Consolidated Balance Sheets. For a complete discussion of these types of arrangements, including their nature, business purpose and importance, see pages 33 to 37 of our 2010 Annual Report.

Securitizations

Securitization can be used as a cost-effective fund raising technique compared to the relative cost of issuing unsecured wholesale debt. During the quarter we securitized $5.7 billion of Canadian and U.S. residential mortgages, of which $2.6 billion were sold and the remaining $3.1 billion (notional value) were retained. In Q1, 2010 we had a slightly lower level of securitization activity. For further details, refer to Note 5 to our unaudited Interim Consolidated Financial Statements.

Special purpose entities

In the normal course of business, we engage in a variety of financial transactions with special-purpose entities (SPEs) which are not operating entities and typically have no employees. SPEs may also be variable interest entities (VIEs) which may or may not be recorded on our balance sheets. Refer to Note 1 and Note 6 to our 2010 Annual Consolidated Financial Statements for

Royal Bank of Canada        First Quarter 2011        15

information about our involvement with VIEs that we have consolidated (on-balance sheet) and that we have not consolidated (off-balance sheet). The following table summarizes VIEs in which we have significant variable interests, but have not consolidated (off-balance sheet).

	As at
	January 31 2011		October 31 2010		January 31 2010
(C$ millions)	Total assets (1)	Maximum exposure (1), (2)	Total assets (1)	Maximum exposure (1), (2)	Total assets (1)	Maximum exposure (1), (2)
Unconsolidated VIEs in which we have significant variable interests:
Multi-seller conduits (3)	$21,816	$22,111	$21,847	$22,139	$26,002	$26,371
Structured finance VIEs	4,501	2,169	4,669	2,030	5,752	2,542
Credit investment	483	19	502	19	758	317
Third-party conduits	–	–	–	–	475	250
Investment funds	154	41	249	61	399	106
Other	211	41	165	39	373	112
	$27,165	$24,381	$27,432	$24,288	$33,759	$29,698

(1)	Total assets and maximum exposure to loss correspond to disclosures provided in Note 6 to our 2010 Annual Consolidated Financial Statements.
(2)	The maximum exposure to loss resulting from significant variable interests in these VIEs consists mostly of investments, loans, liquidity and credit enhancement facilities and fair value of derivatives. The maximum exposure to loss may exceed the total assets in the multi-seller conduits, as our liquidity facilities may sometimes be extended for up to 102% of the total value of the assets in the conduits.
(3)	Represents multi-seller conduits that we administered.

Our maximum exposure to loss has decreased since the prior year primarily in RBC-administered multi-seller conduits as a result of lower client demand for securitization funding due to the improved conditions in the capital markets.

Approximately 92% of assets in unconsolidated VIEs in which we have significant variable interests were internally rated A or above, compared to 88% in the prior year and 94% in the prior quarter. For multi-seller conduits, 97% of assets were internally rated A or above, compared to 93% in the prior year and 97% in the prior quarter. For structured finance VIEs, 83% of assets were internally rated A or above compared to 90% in the prior year and 97% in the prior quarter. The decline in the quality of the structured finance VIE portfolio from the prior quarter primarily relates to two student loan trusts which may not have sufficient cash flow to fully repay our investments in the VIE.

Approximately 78% of the assets in unconsolidated VIEs were originated in the U.S. compared to 75% in the prior year and 76% in the prior quarter. Approximately 13% of the assets in unconsolidated VIEs were originated in Canada compared to 19% in the prior year and 14% in the prior quarter. The decrease in assets originated in Canada since the prior year primarily reflects the amortization of existing transactions.

The assets in unconsolidated VIEs as at January 31, 2011 have varying maturities and a remaining expected weighted average life of approximately 3.7 years.

RBC-administered multi-seller conduits

We administer multi-seller conduits which are used primarily for the securitization of our clients’ financial assets. There are no asset-backed securities in the Canadian multi-seller conduits and only $1.9 billion in our U.S. multi-seller conduits.

We provide backstop liquidity facilities and partial credit enhancements to the multi-seller conduits. The notional amount of backstop liquidity facilities we provide totaled $22.2 billion, a decrease of $4.3 billion or 16% from the prior year and the same as the prior quarter. Total loans extended to the multi-seller conduits under the backstop liquidity facilities amounted to $1.5 billion, a decrease of $176 million from the prior year and a decrease of $53 million from the prior quarter. The partial credit enhancement facilities we provide totaled $2.2 billion, a decrease of $467 million from the prior year and a decrease of $22 million from the prior quarter. The decrease in the amount of backstop liquidity facilities and partial credit enhancement facilities provided to the multi-seller conduits compared to the prior year reflects the decrease in the outstanding securitized assets of the multi-seller conduits during that time, as noted above.

The total asset-backed commercial paper (ABCP) issued by the conduits amounted to $15 billion, a decrease of $3.7 billion or 20% since the prior year and an increase of $1.1 billion, or 8% from the prior quarter. The rating agencies that rate the ABCP rated 67% of the total amount issued within the top ratings category and the remaining amount in the second highest ratings category (consistent with the prior year and prior quarter). The decrease in the amount of ABCP issued by the multi-seller conduits compared to the prior year is due to amortization of existing transactions and decreased client usage. The increase compared to the prior quarter is due to increased client usage. We sometimes purchase the ABCP issued by the multi-seller conduits in our capacity as a placement agent in order to facilitate overall program liquidity. The fair value of our inventory was $35 million, a decrease of $49 million from the prior year and an increase of $30 million from the prior quarter. The fluctuations in inventory held compared to the prior year and prior quarter reflects normal trading activity. This inventory is classified as Securities – Trading on our Consolidated Balance Sheets.

Guarantees

Our maximum potential amount of future payments in relation to our guarantee products amounted to $70.2 billion compared to $86.1 billion in the prior year and $73.5 billion in the prior quarter. The decline compared to the prior year relates primarily to fewer credit derivatives and backstop liquidity facilities. For further details on Guarantees, refer to Note 14 to our unaudited Interim Consolidated Financial Statements.

16        Royal Bank of Canada        First Quarter 2011

Risk management

Credit risk

Gross credit risk exposure by portfolio and sector (1)

	As at
	January 31 2011						October 31 2010	January 31 2010
	Lending-related and other			Trading-related
	Loans and acceptances		Other	Repo-style transactions	Over-the- counter derivatives (2)	Total exposure (1)	Total exposure (1)	Total exposure (1)
(C$ millions)	Outstanding	Undrawn commitments
Residential mortgages	$128,265	$17	$122	$–	$–	$128,404	$129,004	$123,475
Personal	81,262	69,800	58	–	–	151,120	141,414	129,805
Credit cards	11,055	33,330	–	–	–	44,385	40,254	37,798
Small business (3)	2,659	3,797	43	–	–	6,499	5,893	5,713
Retail	$223,241	$106,944	$223	$–	$–	$330,408	$316,565	$296,791
Business (3)
Agriculture	$4,965	$718	$25	$–	$9	$5,717	$5,350	$5,626
Automotive	3,491	1,984	160	–	407	6,042	5,737	5,676
Consumer goods	5,755	2,451	491	–	185	8,882	8,977	8,972
Energy	5,760	10,351	2,240	–	1,883	20,234	19,489	17,974
Non-bank financial services	2,762	6,550	9,190	83,660	8,584	110,746	108,360	96,113
Forest products	814	372	93	–	11	1,290	1,267	1,329
Industrial products	3,730	2,375	379	–	154	6,638	6,691	6,717
Mining & metals	592	1,553	700	–	106	2,951	3,035	3,488
Real estate & related	18,788	2,719	1,142	–	235	22,884	22,626	24,651
Technology & media	2,688	3,012	326	–	483	6,509	6,660	6,382
Transportation and environment	4,241	1,710	469	–	448	6,868	6,482	6,720
Other	20,577	4,649	5,925	14,284	4,115	49,550	47,474	52,558
Sovereign (3)	5,184	3,689	31,194	3,023	7,538	50,628	47,560	39,360
Bank (3)	1,762	544	45,690	74,019	27,360	149,375	138,126	113,761
Wholesale	$81,109	$42,677	$98,024	$174,986	$51,518	$448,314	$427,834	$389,327
Total exposure	$304,350	$149,621	$98,247	$174,986	$51,518	$778,722	$744,399	$686,118

(1)	Gross credit risk exposure is before allowance for loan losses. Exposure under Basel II asset classes of qualifying revolving retail and other retail are largely included within Personal and Credit cards, while home equity lines of credit are included in Personal.
(2)	Credit equivalent amount after factoring in master netting agreements.
(3)	Refer to Note 4 to our 2010 Annual Consolidated Financial Statements for the definition of these terms.

Q1 2011 vs. Q1 2010

Total gross credit risk exposure increased $93 billion, or 13%, from a year ago, reflecting increases in both retail and wholesale portfolios.

Retail exposure increased $34 billion, or 11%, largely driven by the implementation of updated risk parameters for undrawn commitments reflecting recent credit experience in the first quarter of 2011, as well as the result of solid volume growth in Canadian home equity and personal lending products. The use of guarantees and collateral represents an integral part of our credit risk mitigation in the retail portfolio. Insured mortgages account for 21% of our residential mortgage portfolio and secured personal lending represents 56% of personal loans outstanding.

Wholesale exposure increased $59 billion, or 15%, mainly reflecting increases in repo-style transactions and other exposures. Repo-style transactions increased $38 billion, primarily in bank and non-bank financial services, mainly attributable to higher market activity in certain businesses and from our EGB trading business, partially offset by the impact of a stronger Canadian dollar. Other exposure increased $21 billion, mainly in bank and sovereign, largely due to higher guarantees and securities related exposures. The loan utilization rate increased by 2% from the prior year to 41% mainly due to a decrease in loan authorized amounts.

Q1 2011 vs. Q4 2010

Total gross credit risk exposure increased $34 billion, or 5%, from the prior quarter.

Retail exposure increased $14 billion, or 4%, largely due to the same reasons noted above.

Wholesale exposure increased $20 billion, or 5%, largely attributable to increases in trading related and other exposures. Repo-style transactions increased $22 billion largely in bank, mainly reflecting continued higher market activity, partially offset by a reduction of $7 billion in over-the-counter (OTC) derivatives exposure, resulting primarily from the impact of increasing interest rates on receive fixed rate positions and increased financial netting from increased positions with a central clearing counterparty. Other exposure increased $4 billion largely due to increases in securities related exposure.

Royal Bank of Canada        First Quarter 2011        17

Credit quality performance

Provision for (recovery of) credit losses

	For the three months ended
(C$ millions)	January 31 2011	October 31 2010	January 31 2010
Canadian Banking	$257	$287	$318
International Banking	131	191	175
Capital Markets	(27)	(22)	30
Corporate Support (1)	(27)	(24)	(30)
Canada (2)
Residential mortgages	$5	$4	$1
Personal	105	111	117
Credit cards	94	90	102
Small business	9	9	13
Retail	213	214	233
Wholesale	17	24	49
Specific PCL	230	238	282
United States (2)
Retail	$50	$47	$45
Wholesale	51	97	127
Specific PCL	101	144	172
Other International (2)
Retail	$9	$2	$9
Wholesale	2	44	30
Specific PCL	11	46	39
Total specific PCL	342	428	493
General provision (1)	(8)	4	–
Total PCL	$334	$432	$493

(1)	PCL in Corporate Support primarily comprises the general provision and an adjustment related to PCL on securitized credit card loans managed by Canadian Banking. For further information, refer to the How we measure and report our business segments section of our 2010 Annual Report.
(2)	Geographic information is based on residence of borrower.

Q1 2011 vs. Q1 2010

Total PCL of $334 million decreased $159 million, or 32%, from a year ago, largely reflecting lower specific PCL of $151 million.

Specific PCL in Canadian Banking decreased $61 million, or 19%, mainly reflecting lower provisions in our business lending portfolio, primarily in the real estate and agriculture sectors. Lower write-offs in our credit card portfolio, driven by lower bankruptcies and improving economic conditions also contributed to the decrease.

Specific PCL in International Banking decreased $44 million, or 25%, largely reflecting lower provisions in our U.S. and Caribbean commercial portfolios, mainly reflecting improvement in the real estate and related sector from asset stabilization and improvement in commercial property values. Lower provisions in our residential builder finance portfolio and the impact of the stronger Canadian dollar also contributed to the decrease.

During the current quarter, we had a recovery in PCL in Capital Markets of $27 million comprised of recoveries on a few accounts, as compared to specific PCL of $30 million in the prior year.

The general provision was reduced $8 million during the current quarter while there was no general provision in the prior year.

Q1 2011 vs. Q4 2010

Total PCL decreased $98 million, or 23%, from last quarter, largely reflecting lower specific PCL of $86 million. During the current quarter, the general provision was reduced $8 million as compared to a provision of $4 million incurred in the prior quarter.

Specific PCL in Canadian Banking decreased $30 million, or 10%, mainly due to lower provisions in our business lending portfolio mainly in the other services sector. Lower write-offs in our credit card portfolio and lower provisions in our student loan portfolio also contributed to the decrease.

Specific PCL in International Banking decreased $60 million, or 31% mainly due to lower provisions in our Caribbean and U.S. commercial portfolio, partially offset by higher provisions in Caribbean personal lending.

During the current quarter, we had a recovery in PCL in Capital Markets of $27 million, comprised of recoveries on a few accounts, as compared to a recovery of $22 million in the prior quarter.

Gross impaired loans

	For the three months ended
(C$ millions)	January 31 2011	October 31 2010	January 31 2010
Canadian Banking	$1,410	$1,406	$1,239
International Banking	2,913	3,051	3,075
Capital Markets	238	409	680
Corporate Support and Other	131	133	145
Canada
Retail	$831	$767	$696
Wholesale	662	771	806
United States
Retail	$238	$222	$234
Wholesale	2,267	2,462	2,822
Other International
Retail	$269	$251	$233
Wholesale	425	526	348
Total GIL	$4,692	$4,999	$5,139

Q1 2011 vs. Q1 2010

Total gross impaired loans (GIL) decreased $447 million, or 9%, from a year ago.

GIL in Canadian Banking increased $171 million, or 14%, mainly due to higher impaired loans in our residential mortgage and business lending portfolios.

GIL in International Banking decreased $162 million, or 5%, mainly reflecting continuing reductions in our residential builder finance portfolio from higher write-offs and foreclosures and decreases in certain impaired AFS securities reclassified to loans. These factors were partially offset by higher impaired loans in our commercial portfolios in the U.S. and Caribbean.

GIL in Capital Markets decreased $442 million, or 65%, primarily due to lower impaired loans related to the real estate and related, and other services sectors reflecting write-offs and repayments.

Q1 2011 vs. Q4 2010

Total GIL decreased $307 million, or 6%, as compared to the prior quarter.

GIL in Canadian Banking was generally flat as compared to the prior quarter. Lower impaired loans in our business lending portfolio were mostly offset by higher impaired loans in our residential mortgage and personal lending portfolios.

GIL in International Banking decreased $138 million, or 5%, as compared to the prior quarter mainly due to lower impaired loans in our Caribbean commercial portfolio and decreases in certain impaired AFS securities reclassified to loans.

GIL in Capital Markets decreased $171 million, 42%, mainly due to loan sales and repayments related to clients in the real estate and related, automotive and energy sectors.

18        Royal Bank of Canada        First Quarter 2011

Allowance for credit losses (ACL)

	For the three months ended
(C$ millions)	January 31 2011	October 31 2010	January 31 2010
Specific ACL
Canada	$375	$360	$432
United States	449	475	617
Other International	224	276	228
Total specific ACL	1,048	1,111	1,277
General allowance
Retail	$1,187	$1,230	$1,110
Wholesale	778	755	907
Total general allowance	1,965	1,985	2,017
Total ACL	$3,013	$3,096	$3,294

Q1 2011 vs. Q1 2010

Total allowance for credit losses (ACL) decreased $281 million, or 9%, from a year ago, mainly due to a $229 million decrease in the specific allowance, reflecting the overall economic recovery and the same factors as previously discussed in the PCL section. It also reflected a $52 million decrease in the general allowance largely as a result of the impact of a stronger Canadian dollar.

Q1 2011 vs. Q4 2010

Total ACL was down $83 million, or 3%, from the prior quarter, mainly due to a $63 million decrease in the specific allowance, reflecting the same factors as previously discussed in the PCL section. It also reflected a $20 million decrease in the general allowance mainly reflecting the impact of a stronger Canadian dollar.

Market risk

The following table shows VaR for total trading activities under the internal models-based approach for capital by major risk category. The table also shows the diversification effect, which is calculated as the difference between the VaR and the sum of the separate risk factor VaR values.

In addition, for management purposes we calculate VaR for all of our trading positions, including those under the standardized approach for capital as prescribed by the Office of the Superintendent of Financial Institutions (OSFI). Products under the standardized approach for capital that are captured under Management VaR include Agency and non-Agency mortgage-backed securities, BOLI, certain commodity positions and certain structured equity and interest rate derivatives. VaR for these positions, and the diversification effects with the rest of the portfolio, can be subject to additional limitations and may not be calculated with the same techniques applied to positions under the internal models-based approach. It is being disclosed to ensure alignment between external disclosure and internal management measures.

VaR for credit valuation adjustments and for products that are not considered part of the trading book are not captured under either the internal models-based approach or the Management VaR.

VaR by major risk category

	VaR used for Internal Model-Based Approach
	January 31, 2011				October 31, 2010		January 31, 2010
		For the three months ended				For the three months ended		For the three months ended
(C$ millions)	As at Jan.31	Average	High	Low	As at Oct. 31	Average	As at Jan. 31	Average
Equity	$20	$17	$26	$9	$10	$15	$13	$17
Foreign exchange	1	2	8	1	2	3	6	5
Commodities	4	2	4	1	2	1	4	2
Interest rate	31	33	41	28	33	38	43	45
Credit specific	20	20	22	18	20	20	17	16
Diversification	(39)	(36)	(50)	(25)	(34)	(33)	(36)	(34)
VaR	$37	$38	$45	$31	$33	$44	$47	$51

	Management VaR
	January 31, 2011				October 31, 2010		January 31, 2010
		For the three months ended				For the three months ended		For the three months ended
(C$ millions)	As at Jan. 31	Average	High	Low	As at Oct. 31	Average	As at Jan. 31	Average
Equity	$11	$12	$18	$7	$18	$13	$14	$18
Foreign exchange	1	2	8	1	2	3	7	5
Commodities	6	4	6	3	4	4	5	2
Interest rate	53	52	61	39	52	58	55	55
Credit specific	20	20	22	18	20	20	17	16
Diversification	(31)	(30)	(40)	(20)	(38)	(36)	(46)	(42)
VaR	$60	$60	$67	$47	$58	$62	$52	$54

Q1 2011 vs. Q1 2010 (Internal Models-Based Approach)

Average VaR decreased from $51 million to $38 million mainly due to the runoff of the historical scenarios from late 2008 from the VaR model. Interest rate VaR was most significantly impacted by the less volatile scenarios. The decrease also reflected some risk reduction that was carried out in the latter half of 2010, the impact of a stronger Canadian dollar on foreign-denominated portfolios and an increase in diversification from 40% to 49%. The decrease was partially offset by the increase in Credit specific VaR.

Royal Bank of Canada        First Quarter 2011        19

Q1 2011 vs. Q4 2010 (Internal Models-Based Approach)

Average VaR of $38 million was down $6 million from the previous quarter, primarily due to the decrease in interest rate risk as the VaR model no longer incorporates the volatility from late 2008 mentioned above. The decrease also reflected some risk reduction carried out in the fourth quarter of 2010 and an increase in diversification from 43% to 49%.

The VaR of $37 million at the end of the current quarter was up $4 million from the end of the last quarter, mainly due to the increase in equity and commodities risk reflecting increased business activity.

Q1 2011 vs. Q1 2010 (Management VaR)

Average Management VaR was up $6 million to $60 million from the first quarter of 2010, mainly due to a change in the correlation assumptions with aggregating standardized approach portfolios, improved modeling of mortgage backed securities and higher Credit specific VaR. The diversification decrease from 44% to 33% also contributed to the VaR increase. The increase was partially offset by the runoff of the historical scenarios from late 2008 from the VaR model, the impact of a stronger Canadian dollar on foreign-denominated portfolios and a decrease in equity, interest rate and foreign exchange risk. The decrease in Equity VaR reflected the sale of residual positions from underwriting activity.

Q1 2011 vs. Q4 2010 (Management VaR)

Average Management VaR decreased $2 million, largely driven by a decrease in interest rate risk reflecting the continued runoff of volatile scenarios from late 2008 from the VaR model.

The Management VaR of $60 million at the end of the current quarter was up $2 million from the end of the last quarter, largely driven by an increase in interest rate and commodities risk and a decrease in diversification from 40% to 34%. These factors were largely offset by the decrease in equity risk.

Trading revenue and VaR (1), (C$ millions)

(1)	Trading revenue on a teb excluding revenue related to consolidated VIEs.

During the quarter, there were 3 days with net trading losses, one day of which exceeded VaR. The largest loss occurred on November 30th, totaling $83 million. This loss was primarily due to a month-end credit valuation adjustment on our MBIA exposure. The largest gain was related to our legal settlement with MBIA on December 31, 2010. For further details, refer to Key corporate events of Q1 2011 in the Financial performance section.

Market risk measures – Non-trading banking activities

The following table provides the potential before-tax impact of an immediate and sustained 100 basis point increase or decrease in interest rates on net interest income and economic value of equity of our non-trading portfolio, assuming that no further hedging is undertaken. These measures are based upon assumptions made by senior management and validated by empirical research. All interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management actions. During the first quarter of 2011, our interest rate risk exposure was well within our target level.

	January 31 2011						October 31 2010		January 31 2010
	Economic value of equity risk			Net interest income risk (2)
(C$ millions)	Canadian dollar impact	U.S. dollar impact (1)	Total	Canadian dollar impact	U.S. dollar impact (1)	Total	Economic value of equity risk	Net interest income risk (2)	Economic value of equity risk	Net interest income risk
Before-tax impact of:
100bp increase in rates	$(364)	$(30)	$(394)	$104	$18	$122	$(484)	$93	$(181)	$307
100bp decrease in rates	296	13	309	(135)	(12)	(147)	425	(98)	155	(82)

(1)	Represents the impact on the non-trading portfolios held in our U.S. banking operations.
(2)	Represents the 12-month Net interest income exposure to an instantaneous and sustained shift in interest rates.

20        Royal Bank of Canada        First Quarter 2011

Liquidity and funding management

There have been no material changes to our liquidity and funding management framework from that described in our 2010 Annual Report. We continue to modify our risk practices to align with local regulatory developments and to position ourselves for the prospective global regulatory liquidity standards formally announced by the Basel Committee on Banking Supervision in December 2010 and planned for implementation between 2015 and 2018.

Core deposits, consisting of our own statistically derived estimates of the highly stable portions of all of our relational personal, commercial and institutional balances (demand, notice and fixed-term) together with wholesale funds maturing beyond one year, since last reported as at October 31, 2010, have increased by 1% and represent 62% of our total deposits compared to 63% at October 31, 2010.

Credit ratings

Our ability to access unsecured funding markets and to engage in certain collateralized business activities on a cost-effective basis is primarily dependent upon maintaining competitive credit ratings. A lowering of our credit ratings may have potentially adverse consequences for our funding capacity or access to the capital markets, may also affect our ability, and the cost, to enter into normal course derivative or hedging transactions and may require us to post additional collateral under certain contracts.

On December 13, 2010, Moody’s Investors Service (Moody’s) revised our senior long-term debt rating to Aa1 from Aaa and our outlook from negative to stable. We view this as a minor rating change that did not have a material impact on our liquidity and funding access or liability composition. Otherwise, our ratings and outlooks remain unchanged from December 2, 1010.

The following table presents our major credit ratings and outlooks as at March 2, 2011.

As at March 2, 2011 (1)
	Short-term debt		Senior long- term debt	Outlook
Moody's	P-1		Aa1	stable
Standard & Poor's	A-1+		AA–	positive
Fitch Ratings	F1+		AA	stable
Dominion Bond Rating Services	R-1(high	)	AA	stable

(1)	Credit ratings are not recommendations to purchase, sell or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are determined by the rating agencies based on criteria established from time to time by them, and are subject to revision or withdrawal at any time by the rating organization.

Contractual obligations

In the normal course of business, we enter into contracts that give rise to commitments of future minimum payments that affect our liquidity. Depending on the nature of these commitments, the obligation may be recorded on- or off-balance sheet. The following table provides a summary of our future contractual funding commitments.

	January 31 2011					October 31 2010	January 31 2010
(C$ millions) (1), (2)	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total	Total	Total
Unsecured long-term funding	$18,208	$18,005	$9,318	$11,840	$57,371	$54,043	$48,993
Covered bonds	61	2,859	3,235	1,787	7,942	8,456	6,011
Subordinated debentures	78	–	252	7,789	8,119	6,789	5,957
	$18,347	$20,864	$12,805	$21,416	$73,432	$69,288	$60,961
(1)	The amounts presented above exclude accrued interest except for the category “Within 1 year”.
(2)	Obligations under leases are only disclosed on an annual basis.

Capital management

Regulatory capital, risk-weighted assets and capital ratios

	Basel II
	As at
(C$ millions, except percentage and multiple amounts)	January 31 2011	October 31 2010	January 31 2010
Capital
Tier 1 capital	$33,801	$33,972	$32,802
Total capital	39,064	37,625	35,289
Risk-weighted assets
Credit risk	$191,223	$197,195	$195,731
Market risk	25,542	24,828	26,136
Operational risk	39,244	38,433	37,149
Total risk-weighted assets	$256,009	$260,456	$259,016
Capital ratios and multiple
Tier 1 capital ratio	13.2%	13.0%	12.7%
Total capital ratio	15.3%	14.4%	13.6%
Assets-to-capital multiple	16.3X	16.5X	16.2X
Tier 1 common ratio (1)	9.9%	9.8%	9.1%
(1)	Tier 1 common ratio does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions. For further details, refer to the Key performance and non-GAAP measures section of our 2010 Annual Report.

Our capital position strengthened during the quarter as we issued additional regulatory capital and through internal capital generation from earnings. Our capital ratios are well above OSFI regulatory targets.

Q1 2011 vs. Q1 2010

As at January 31, 2011, our Tier 1 capital ratio was 13.2% and our Total capital ratio was 15.3%.

Our Tier 1 capital ratio was up 50 bps from last year largely due to lower risk-weighted assets (RWA) and higher capital from earnings generation. These factors were partially offset by goodwill from the acquisition of BlueBay and the redemption of innovative Tier 1 capital instruments in the third quarter of 2010.

Total capital ratio was up 170 bps due to the factors discussed above as well as the net issuance of subordinated debentures.

RWA were down $3.0 billion, or 1%, as a result of lower credit risk RWA, primarily due to the impact of a stronger Canadian dollar on foreign currency-denominated assets and improved credit quality in our portfolios, partially offset by higher operational risk RWA reflecting revenue growth.

As at January 31, 2011, our Assets-to-capital multiple was 16.3 times compared to 16.2 times a year ago largely due to higher gross adjusted assets (GAA), largely offset by higher capital.

Q1 2011 vs. Q4 2010

Our Tier 1 capital ratio was up 20 bps from the previous quarter, largely due to capital from earnings generation and lower RWA partially offset by goodwill from the acquisition of BlueBay.

Our Total capital ratio was up 90 bps mainly due to the factors noted above and the issuance of subordinated debentures in the first quarter of 2011.

RWA were down $4.4 billion, or 2%, mainly as a result of lower credit risk RWA due to reduced exposures in certain OTC derivatives, loans and other asset exposures. The impact of a stronger Canadian dollar on foreign currency-denominated assets also contributed to the decrease. These factors were partially offset by higher operational risk RWA reflecting revenue growth and higher market risk RWA reflecting the termination of the direct monoline insurance protection provided by MBIA. For further details, refer to Key corporate events of Q1 2011 in the Financial performance section.

Royal Bank of Canada        First Quarter 2011        21

Our Assets-to-capital multiple was 16.3 times compared to 16.5 times last quarter, mainly due to higher capital partially offset by higher GAA.

Selected capital management activity

	For the three months ended
	January 31, 2011
(C$ millions, except number of shares)	Issuance or redemption date	Number of shares (000s)	Amount
Tier 1
Common shares issued
Dividend reinvestment plan (DRIP) (1)		–	$–
Stock option exercised (2)		482	15
Employee savings and share ownership plans (3)		497	26
Tier 2
Issuance of November 2, 2020 subordinated debentures (4)	November 1, 2010		1,500

(1)	For the three months ended January 31, 2011, we funded our DRIP through open market share purchases.
(2)	Amount included cash received for stock options exercised during the period, the fair value adjustments to stock options and the exercise of stock options from tandem stock appreciation rights (SARS) awards and from renounced tandem SARS.
(3)	Shares were issued from treasury under the employee savings and share ownership plans. For further details, refer to Note 21 to our 2010 Annual Consolidated Financial Statements.
(4)	For further details, refer to Note 10 to our unaudited Interim Consolidated Financial Statements.

Selected share data (1)

	As at January 31, 2011
(C$ millions, except number of shares)	Number of shares (000s)	Amount
Common shares outstanding	1,425,901	$13,419
First preferred shares outstanding
Non-cumulative Series W (2)	12,000	300
Non-cumulative Series AA	12,000	300
Non-cumulative Series AB	12,000	300
Non-cumulative Series AC	8,000	200
Non-cumulative Series AD	10,000	250
Non-cumulative Series AE	10,000	250
Non-cumulative Series AF	8,000	200
Non-cumulative Series AG	10,000	250
Non-cumulative Series AH	8,500	213
Non-cumulative Series AJ (3)	16,000	400
Non-cumulative Series AL (3)	12,000	300
Non-cumulative Series AN (3)	9,000	225
Non-cumulative Series AP (3)	11,000	275
Non-cumulative Series AR (3)	14,000	350
Non-cumulative Series AT (3)	11,000	275
Non-cumulative Series AV (3)	16,000	400
Non-cumulative Series AX (3)	13,000	325
Treasury shares – preferred	(60)	(2)
Treasury shares – common	(1,305)	(59)
Exchangeable shares of RBC PH&N Holdings Inc.	6,413	324
Stock options
Outstanding	16,945
Exercisable	11,124
Dividends
Common		713
Preferred		65

(1)	For further details about our capital management activity, refer to Note 10 to our unaudited Interim Consolidated Financial Statements.
(2)	Effective February 24, 2010 we have the right to convert into common shares at our option, subject to certain restrictions.
(3)	Dividend rate will reset every five years.

As at February 25, 2011, the number of outstanding common shares and stock options was 1,427,231,000 and 16,734,000, respectively. As at February 25, 2011, the number of Treasury shares – preferred and Treasury shares – common was 72,000 and 1,487,000, respectively.

Economic capital

	For the three months ended
(C$ millions, average balances)	January 31 2011	October 31 2010	January 31 2010
Credit risk	$11,150	$10,300	$9,350
Market risk (trading and non-trading)	4,000	3,800	3,050
Operational risk	4,450	3,350	3,500
Business and fixed asset risk	3,100	2,450	2,350
Insurance risk	550	450	200
Risk capital	$23,250	$20,350	$18,450
Goodwill and intangibles	10,450	10,100	10,200
Economic capital	$33,700	$30,450	$28,650
Under attribution of capital	900	3,550	3,800
Average common equity	$34,600	$34,000	$32,450

We revised our economic capital methodology, prospectively, effective Q1 2011. For further details, refer to the How we measure and report our business segments section.

Q1 2011 vs. Q1 2010

Economic capital increased $5.1 billion, mainly due to the change in the capital allocation methodology this quarter of which $2.9 billion was attributed across different risk types and business segments. The remaining $2.2 billion was largely due to higher operational, credit and business and fixed asset risks reflecting business and revenue growth. Higher insurance specific risk due to a lower diversification factor from methodology changes also contributed to the increase.

Q1 2011 vs. Q4 2010

Economic capital increased $3.3 billion mainly due to the change in the capital allocation methodology. Higher operational risk and business and fixed asset risk reflecting higher revenue, and higher goodwill and intangibles due to the acquisition of BlueBay also contributed to the increase. These factors were partially offset by lower credit risk reflecting revisions to risk parameters and lower market (trading) risk reflecting lower average VaR mainly due to the runoff of the historical scenarios from late 2008 from the VaR model.

22        Royal Bank of Canada        First Quarter 2011

Additional financial information

Total RBC available-for-sale portfolio

For further details on the unrealized gains and losses on our available-for-sale portfolio refer to Note 3 to our unaudited Interim Consolidated Financial Statement.

Exposures to selected financial instruments

Exposure to U.S. subprime and Alt-A Residential Mortgage-backed securities (RMBS), and Collateralized Debt Obligations (CDOs) and mortgages

Certain activities and transactions we enter into expose us to the risk of default of U.S. subprime and Alt-A residential mortgages. Our net exposures to U.S. subprime and Alt-A represent .3% of our total assets as at January 31, 2011 compared to .4% in the prior year.

Q1 2011 vs. Q1 2010

Of our total holdings of residential mortgage-backed securities (RMBS), holdings with a fair value of $466 million may be exposed to U.S. subprime risk. U.S. subprime RMBS exposures were previously hedged with credit default swaps insured by MBIA . These swaps were terminated during the current quarter and resulted in an increase of our U.S. subprime RMBS exposure of $283 million compared to last year, net of hedging. Of this potential exposure, over 38% of our related holdings are rated A and above, compared to over 49% in the prior year. As at January 31, 2011, U.S. subprime RMBS holdings rated AAA, comprised 6% of total U.S. subprime RMBS holdings, compared to 19% in the prior year. Exposure to U.S. subprime loans was $303 million as at January 31, 2011, representing less than .1% of total assets, and $149 million lower than last year, partly due to principal pay downs and a stronger Canadian dollar relative to the U.S. dollar.

Of our total holdings of RMBS, holdings with a fair value of $407 million may be exposed to U.S. Alt-A risk. U.S. Alt-A exposures decreased $366 million from the prior year mainly due to the sale of holdings. Less than 46% of these RMBS were issued during 2006 and onwards. Our exposure to U.S. Alt-A loans was $931 million as at January 31, 2011, representing .1% of total assets and a decrease of $282 million from the prior year largely due to sales and principal pay downs.

Of our total holdings of CDOs, holdings of $22 million may be exposed to U.S. subprime or Alt-A risk. Our CDOs were previously hedged with credit default swaps insured by MBIA. These swaps were terminated during the current quarter. Our exposure reflects an increase of $1 million from the prior year. The fair value of our Corporate CDOs, net of hedging of $2.3 billion as at January 31, 2011, increased $2.0 billion from last year mainly due to the termination of the direct monoline insurance protection provided by MBIA. For further details on the termination of the credit default swaps insured by MBIA, refer to Key corporate events on Q1 2011 in the Financial performance section.

Net exposure to U.S. subprime and Alt-A through RMBS, CDOs and mortgages

(C$ millions)	As at January 31, 2011
	Subprime RMBS	Alt-A RMBS	CDOs that may contain subprime or Alt-A	Total
Fair value of securities before hedging	$466	$407	$22	$895
Fair value of securities net of hedging by rating
AAA	$28	$42	$–
AA	127	37	–
A	25	27	–
BBB	96	34	–
Below BBB- (1)	190	267	22
Total	$466	$407	$22	$895
Fair value of securities net of hedging by vintage
2003 (or before)	$57	$26	$–
2004	104	47	–
2005	218	149	20
2006	24	32	2
2007 and greater	63	153	–
Total	$466	$407	$22	$895
Amortized cost of subprime/Alt-A mortgages (whole loans)	$175	$702	$–	$877
Amortized cost of subprime/Alt-A RMBS securities transferred to loans under Section 3855	$128	$229	$–	$357
Total subprime and Alt-A exposures, net of hedging	$769	$1,338	$22	$2,129

Sensitivities of fair value of securities, net of hedging, to changes in assumptions:

100bp increase in credit spread	$(10)	$(10)
100bp increase in interest rates	(5)	(15)
20% increase in default rates	(34)	(18)
25% decrease in pre-payment rates	(4)	(5)
(1)	The subprime RMBS exposures rated below BBB- represent our net bought protection position.

Off-balance sheet arrangements

For our off-balance sheet arrangements including multi-seller conduits, structured investment vehicles and other variable interest entities as at January 31, 2011, refer to the Off-balance sheet arrangements section.

Leveraged finance

Leveraged finance comprises infrastructure finance, essential services and other types of finance. It excludes investment grade financing and non-investment grade financing where there is no private equity sponsor involvement. Our total commitments, combined funded and unfunded, as at January 31, 2011 were $4,740 million which was .7% of our total assets, up slightly from the prior year.

Royal Bank of Canada        First Quarter 2011        23

Direct and indirect monoline insurance

We have direct monoline insurance on subprime and non-subprime assets as presented in the following table.

Direct monoline insurance

	As at January 31, 2011
(C$ millions)	Principal/ notional	Fair value
Assured Guaranty Municipal Corp. (Formerly FSA)	$265	$11
Syncora Holdings Ltd. (Formerly XL Capital Ltd.)	239	9
AMBAC Financial Group (AMBAC)	100	–
Total	$604	$20

As at January 31, 2011, we held monoline insurance protection of $604 million against default of the issuer or counterparty on both subprime and non-subprime trading assets. The recorded fair value as at January 31, 2011 on these monoline insurance contracts was $20 million, net of credit valuation adjustments.

On December 31, 2010, we concluded a legal settlement with MBIA on the termination of the direct monoline insurance protection provided by them. For further details refer to Key corporate events of Q1 2011 in the Financial performance section.

We also have indirect monoline insurance exposure through assets that we hold and liquidity facilities that we provide. Monoline insurers provide bond insurance for third-party originated assets that we hold, such as U.S. municipal bonds, ARS, interest rate swaps, public infrastructure bonds. In these cases, we obtain a benefit from the insurance protection. The principal/notional value of these assets as at January 31, 2011 is $1,391 million. The majority of these assets are held in our trading book, with changes in fair value reflected in Non-interest income – Trading revenue, and the implied value of the insurance is reflected in the fair value of the assets. In addition, we provide liquidity facilities of $289 million to certain of our customers in respect of their bond issuance programs where monoline insurance was purchased as part of that program of which $nil was drawn as of January 31, 2011.

Commercial mortgage-backed securities disclosure

The fair value of our total direct holdings of commercial mortgage-backed securities was $244 million as at January 31, 2011.

Assets and liabilities measured at fair value

There were significant transfers in or out of levels 1, 2 or 3 in the current quarter, as classified by the fair value hierarchy set out in Section 3862, Financial Instruments – Disclosures. For further details, refer to Note 2 to our unaudited Interim Consolidated Financial Statements.

Accounting and control matters

Critical accounting policies and estimates

Our unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian GAAP. The significant accounting policies are described in Note 1 to our unaudited Interim Consolidated Financial Statements and Note 1 to our 2010 Annual Consolidated Financial Statements. Our critical accounting policies and estimates are detailed on pages 56 to 58 of our 2010 Annual Report.

Changes in accounting policies and estimates

Canadian GAAP

We did not adopt any new significant accounting policies during the quarter.

U.S. GAAP

On November 1, 2010, updates to Accounting Standards Codification (ASC) Topic 810-10-15 (FAS 167 – Amendments to FASB Interpretation No. 46(R) ) became effective for us. This update replaces the quantitative approach for determining the primary beneficiary in a variable interest entity with an approach focused on identifying which reporting entity has the power to direct the activities of the variable interest entity that most significantly impacts the entity’s performance, and the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity. The scope of the new guidance includes entities that were previously designated as qualifying special purpose entities (QSPEs). As a result of applying this new consolidation guidance, we now consolidate a QSPE and certain Variable Interest Entities (VIEs) that we previously did not and have deconsolidated other VIEs. Our preliminary assessment of the impact is an increase in both our total assets and total liabilities of approximately $2 billion, net of our retained interests in the entities. We also reduced our opening retained earnings by approximately $200 million, net of taxes, to reflect the cumulative transition impact related to prior periods.

Future adoption of International Financial Reporting Standards (IFRS)

Our comparative transition year for reporting under IFRS began on November 1, 2010. On page 60 of our 2010 Annual Report, we provided an overview of the key steps and activities we have undertaken since 2008 that enabled this transition to occur. We have substantially completed the modifications to our policies, processes, and systems that we identified as being necessary in order to report our financial results under IFRS beginning in fiscal 2012, with fiscal 2011 comparatives.

We continue to regularly update our Audit Committee and Board of Directors regarding our transition progress, potential transition impacts and expected ongoing financial and business impacts. We also keep them apprised of IFRS accounting and related regulatory developments. For personnel involved in the conversion process and for those who have on-going financial reporting responsibilities, we continue to provide education and training sessions to address specifically identified needs.

Impact of Adopting International Financial Reporting Standards

Our adoption of IFRS on November 1, 2011 will be impacted by our IFRS 1 elections and by our ongoing policy choices. IFRS 1 sets out the procedures that we must follow when we prepare our consolidated financial statements for the first time in accordance with IFRS. We expect to make IFRS 1 elections in connection with the following: classification of financial instruments, employee benefits, business combinations, insurance contracts, and cumulative translation adjustments. Information about these IFRS elections and our preliminary choices are described on page 60 of our 2010 Annual Report.

The IFRS 1 elections include some of the key areas that we expect will cause the most significant transition impacts which are: employee benefits, cumulative translation adjustments, securitization and variable interest entities (also referred to as derecognition and consolidation), and goodwill. On pages 60 and 61 of our 2010 Annual Report, we describe the differences

24        Royal Bank of Canada        First Quarter 2011

in our accounting policies for these items between IFRS and Canadian GAAP and the financial statement line items that will be impacted and where possible, the direction of the impact. We also expect that our critical accounting policies under IFRS will be the same as our current policies under Canadian GAAP.

We will continue to monitor changes in IFRS during the year. Significant developments may impact our IFRS 1 preliminary elections, the areas we expect to be most impacted by adopting IFRS, our accounting policies, and our capital position.

Disclosure controls and procedures

As at January 31, 2011, management evaluated, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Administrative Officer and

Chief Financial Officer, the effectiveness of our disclosure controls and procedures as defined under rules adopted by the U.S. Securities and Exchange Commission. Based on that evaluation, the President and Chief Executive Officer and the Chief Administrative Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as at January 31, 2011.

Internal control over financial reporting

No changes were made in our internal control over financial reporting during the quarter ended January 31, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP measures

Results excluding the loss on Liberty Life

In October 2010, we announced our intention to sell Liberty Life, our U.S. life insurance business, to Athene Holding Ltd. for US$628 million. We recorded a loss of $116 million (US $114 million) on both a before-and after-tax basis in the fourth quarter of 2010. The following table provides a reconciliation of our results excluding the loss on Liberty Life for the three months ended October 31, 2010.

We believe that excluding the loss on Liberty Life is more reflective of ongoing operating results, will provide readers with a better understanding of management’s perspective on our performance, and should enhance the comparability of our financial performance for the three months ended January 31, 2011 with the three months ended October 31, 2010.

This measure is non-GAAP, does not have a standardized meaning under GAAP and may not be comparable to similar measures disclosed by other financial institutions.

For the three months ended
(C$ millions, except percentage and per share amounts)	October 31 2010
Income before income taxes and NCI	$1,529
Add: Loss on Liberty Life	116
Income before income taxes and NCI, excluding the loss on Liberty Life	$1,645
Income taxes	381
Net income before NCI excluding the loss on Liberty Life	$1,264
NCI in net income of subsidiaries	27
Net income excluding the loss on Liberty Life	$1,237
Preferred dividends	64
Net income available to common shareholders excluding the loss on Liberty Life	$1,173
Average number of common shares (thousands)	1,422,565
Basic EPS	$.74
Add: Loss on Liberty Life	.08
Basic EPS excluding the loss on Liberty Life	$.82
Average number of diluted common shares (thousands)	1,434,353
Diluted EPS	$.74
Add: Loss on Liberty Life	.08
Diluted EPS excluding the loss on Liberty Life	$.82
Average common equity	34,000
ROE (1)	12.3%
Average common equity excluding the loss on Liberty Life	34,050
ROE (1) excluding the loss on Liberty Life	13.7%
Effective income tax rate	24.9%
Effective income tax rate excluding the loss on Liberty Life	23.2%

(1)	Based on actual balances before rounding.

Related party transactions

Our policies and procedures for related party transactions have not changed materially from October 31, 2010. For further information, refer to Note 27 to our 2010 Annual Consolidated Financial Statements.

Royal Bank of Canada        First Quarter 2011        25

Interim Consolidated Financial Statements (unaudited)

Consolidated Balance Sheets (unaudited)

(C$ millions)	January 31 2011	October 31 2010	January 31 2010
Assets

Cash and due from banks	$8,203	$9,330	$9,535
Interest-bearing deposits with banks	11,342	13,252	7,264
Securities (Note 3)
Trading	170,452	149,555	146,212
Available-for-sale	46,074	43,776	43,204
	216,526	193,331	189,416
Assets purchased under reverse repurchase agreements and securities borrowed	79,258	72,698	49,585
Loans (Note 4 and 5)
Retail	223,241	221,828	208,282
Wholesale	73,610	73,375	76,221
	296,851	295,203	284,503
Allowance for loan losses	(2,911)	(2,997)	(3,180)
	293,940	292,206	281,323
Other
Customers’ liability under acceptances	7,499	7,371	7,966
Derivatives (Note 6)	73,654	106,246	85,828
Premises and equipment, net	2,583	2,503	2,372
Goodwill	9,198	8,064	8,279
Other intangibles	2,097	1,930	1,952
Other assets	16,810	19,275	15,979
	111,841	145,389	122,376
	$721,110	$726,206	$659,499
Liabilities and shareholders’ equity

Deposits
Personal	$161,634	$161,693	$155,865
Business and government	252,996	247,197	221,431
Bank	22,490	24,143	17,399
	437,120	433,033	394,695
Other
Acceptances	7,499	7,371	7,966
Obligations related to securities sold short	56,440	46,597	48,833
Obligations related to assets sold under repurchase agreements and securities loaned	53,727	41,582	42,571
Derivatives (Note 6)	77,358	108,910	81,246
Insurance claims and policy benefit liabilities	10,466	10,750	9,297
Other liabilities	27,409	29,348	27,874
	232,899	244,558	217,787
Subordinated debentures (Note 10)	8,041	6,681	5,896
Trust capital securities	735	727	1,386
Non-controlling interest in subsidiaries	2,250	2,256	2,101
Shareholders’ equity (Note 10)
Preferred shares	4,813	4,813	4,813
Common shares (shares issued — 1,425,900,642, 1,424,921,817, and 1,421,442,344)	13,419	13,378	13,267
Contributed surplus	221	236	233
Treasury shares – preferred (shares held — 59,702, 86,400, and 27,800)	(2)	(2)	(1)
– common (shares held — 1,304,867, 1,719,092, and 1,881,595)	(59)	(81)	(84)
Retained earnings	23,767	22,706	21,307
Accumulated other comprehensive loss	(2,094)	(2,099)	(1,901)
	40,065	38,951	37,634
	$721,110	$726,206	$659,499

26        Royal Bank of Canada        First Quarter 2011

Consolidated Statements of Income (unaudited)

	For the three months ended
(C$ millions)	January 31 2011	October 31 2010	January 31 2010
Interest income
Loans	$3,505	$3,476	$3,344
Securities	1,285	1,186	1,219
Assets purchased under reverse repurchase agreements and securities borrowed	171	155	93
Deposits with banks	27	22	10
	4,988	4,839	4,666
Interest expense
Deposits	1,436	1,433	1,217
Other liabilities	687	542	623
Subordinated debentures	92	81	79
	2,215	2,056	1,919
Net interest income	2,773	2,783	2,747

Non-interest income
Insurance premiums, investment and fee income	924	1,707	1,383
Trading revenue	733	279	659
Investment management and custodial fees	506	458	440
Mutual fund revenue	441	410	397
Securities brokerage commissions	347	305	338
Service charges	356	373	360
Underwriting and other advisory fees	495	337	311
Foreign exchange revenue, other than trading	169	165	132
Card service revenue	164	129	134
Credit fees	189	157	173
Securitization revenue (Note 5)	185	206	197
Net (loss) gain on available-for-sale securities (Note 3)	(11)	(15)	77
Other	118	(92)	(14)
Non-interest income	4,616	4,419	4,587
Total revenue	7,389	7,202	7,334
Provision for credit losses (Note 4)	334	432	493
Insurance policyholder benefits, claims and acquisition expense	629	1,423	1,130

Non-interest expense
Human resources (Note 9)	2,583	2,249	2,377
Equipment	254	257	248
Occupancy	263	283	255
Communications	173	226	187
Professional fees	173	211	124
Outsourced item processing	69	70	72
Amortization of other intangibles	131	135	120
Other	300	387	243
	3,946	3,818	3,626
Income before income taxes	2,480	1,529	2,085
Income taxes (Note 12)	612	381	565
Net income before non-controlling interest	1,868	1,148	1,520
Non-controlling interest in net income of subsidiaries	29	27	23

Net income	$1,839	$1,121	$1,497
Preferred dividends	(65)	(64)	(64)
Net income available to common shareholders	$1,774	$1,057	$1,433
Average number of common shares (in thousands)(Note 13)	1,424,094	1,422,565	1,418,146
Basic earnings per share (in dollars)	$1.25	$.74	$1.01
Average number of diluted common shares (in thousands)(Note 13)	1,435,291	1,434,353	1,432,179
Diluted earnings per share (in dollars)	$1.24	$.74	$1.00
Dividends per share (in dollars)	$.50	$.50	$.50

Royal Bank of Canada        First Quarter 2011        27

Consolidated Statements of Comprehensive Income (unaudited)

	For the three months ended
(C$ millions)	January 31 2011	October 31 2010	January 31 2010
Comprehensive income
Net income	$1,839	$1,121	$1,497
Other comprehensive income, net of taxes (Note 12)
Net unrealized (losses) gains on available-for-sale securities	(93)	134	8
Reclassification of losses (gains) on available-for-sale securities to income	18	(1)	(46)
Net change in unrealized (losses) gains on available-for-sale securities	(75)	133	(38)
Unrealized foreign currency translation (losses)	(520)	(137)	(461)
Reclassification of (gains) on foreign currency translation to income	(6)	(3)	–
Net foreign currency translation gains from hedging activities	492	109	385
Foreign currency translation adjustments	(34)	(31)	(76)
Net gains (losses) on derivatives designated as cash flow hedges	45	(100)	(54)
Reclassification of losses (gains) on derivatives designated as cash flow hedges to income	69	59	(17)
Net change in cash flow hedges	114	(41)	(71)
Other comprehensive income (loss)	5	61	(185)
Total comprehensive income	$1,844	$1,182	$1,312

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

(C$ millions)	January 31 2011	October 31 2010	January 31 2010
Preferred shares
Balance at beginning and end of period	$4,813	$4,813	$4,813
Common shares
Balance at beginning of period	13,378	13,340	13,075
Issued	41	38	192
Balance at end of period	13,419	13,378	13,267
Contributed surplus
Balance at beginning of period	236	232	246
Stock-based compensation awards	(14)	–	(7)
Other	(1)	4	(6)
Balance at end of period	221	236	233
Treasury shares – preferred
Balance at beginning of period	(2)	(2)	(2)
Sales	4	3	2
Purchases	(4)	(3)	(1)
Balance at end of period	(2)	(2)	(1)
Treasury shares – common
Balance at beginning of period	(81)	(71)	(95)
Sales	32	1	45
Purchases	(10)	(11)	(34)
Balance at end of period	(59)	(81)	(84)
Retained earnings
Balance at beginning of period	22,706	22,361	20,585
Net income	1,839	1,121	1,497
Preferred share dividends	(65)	(64)	(64)
Common share dividends	(713)	(712)	(710)
Issuance costs and other	–	–	(1)
Balance at end of period	23,767	22,706	21,307
Accumulated other comprehensive (loss) income
Transition adjustment – Financial instruments (1)	59	59	59
Unrealized gains and losses on available-for-sale securities	29	104	(114)
Unrealized foreign currency translation gains and losses, net of hedging activities	(1,719)	(1,685)	(1,450)
Gains and losses on derivatives designated as cash flow hedges	(463)	(577)	(396)
Balance at end of period	(2,094)	(2,099)	(1,901)
Retained earnings and Accumulated other comprehensive income	21,673	20,607	19,406
Shareholders’ equity at end of period	$40,065	$38,951	$37,634

(1)	Transition adjustment relates to amendments to CICA Handbook Section 3855 that were effective November 1, 2008. Refer to Note 1 to our 2009 Annual Consolidated Financial Statements for details.

28        Royal Bank of Canada        First Quarter 2011

Consolidated Statements of Cash Flows (unaudited)

	For the three months ended
(C$ millions)	January 31 2011	October 31 2010	January 31 2010
Cash flows from operating activities
Net income	$1,839	$1,121	$1,497
Adjustments to determine net cash from (used in) operating activities
Provision for credit losses	334	432	493
Depreciation	100	112	99
Future income taxes	56	(66)	129
Amortization of other intangibles	131	135	120
Loss on sale of premises and equipment	26	61	14
Gain on securitizations	(59)	(67)	(33)
Gain on available-for-sale securities	(72)	(48)	(158)
Writedown of available-for-sale securities	78	59	78
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	(284)	611	375
Net change in accrued interest receivable and payable	(345)	(10)	(363)
Current income taxes	395	390	(1,877)
Derivative assets	32,592	(9,810)	6,345
Derivative liabilities	(31,550)	8,907	(3,144)
Trading securities	(19,748)	4,449	(4,015)
Net change in brokers and dealers receivable and payable	404	(1,216)	262
Other	243	(328)	(934)
Net cash (used in) from operating activities	(15,860)	4,732	(1,112)
Cash flows from investing activities
Change in interest-bearing deposits with banks	1,910	(1,832)	1,659
Change in loans, net of securitizations	(7,030)	(8,402)	(4,141)
Proceeds from securitizations	3,238	2,465	1,650
Proceeds from sale of available-for-sale securities	2,688	1,536	4,821
Proceeds from maturity of available-for-sale securities	5,462	6,866	9,257
Purchases of available-for-sale securities	(9,972)	(10,306)	(11,283)
Net acquisitions of premises and equipment and software	(321)	(418)	(172)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(6,560)	(4,498)	(8,005)
Net cash used in acquisitions	(1,306)	(2)	(2)
Net cash used in investing activities	(11,891)	(14,591)	(6,216)
Cash flows from financing activities
Change in deposits	4,087	14,058	(3,609)
Issue of subordinated debentures	1,500	–	–
Repayment of subordinated debentures	(4)	–	(500)
Issue of common shares	34	31	28
Sales of treasury shares	36	4	47
Purchase of treasury shares	(14)	(14)	(35)
Dividends paid	(776)	(775)	(610)
Dividends/distributions paid by subsidiaries to non-controlling interests	(46)	–	–
Change in obligations related to assets sold under repurchase agreements and securities loaned	12,145	(3,236)	7,421
Change in obligations related to securities sold short	9,843	(109)	7,474
Change in short-term borrowings of subsidiaries	(134)	191	(1,685)
Net cash from financing activities	26,671	10,150	8,531
Effect of exchange rate changes on cash and due from banks	(47)	(17)	(21)
Net change in cash and due from banks	(1,127)	274	1,182
Cash and due from banks at beginning of period	9,330	9,056	8,353
Cash and due from banks at end of period	$8,203	$9,330	$9,535
Supplemental disclosure of cash flow information
Amount of interest paid in period	$2,774	$1,921	$2,379
Amount of income taxes paid in period	$439	$299	$2,517

Royal Bank of Canada        First Quarter 2011        29

Notes to the Interim Consolidated Financial Statements (unaudited) (All tabular amounts are in millions of Canadian dollars, except per share and percentage amounts)

These unaudited Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited Consolidated Financial Statements for the year ended October 31, 2010 (2010 Annual Consolidated Financial Statements). Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these unaudited Interim Consolidated Financial Statements should be read in conjunction with the 2010 Annual Consolidated Financial Statements, and the accompanying notes included on pages 80 to 151 in our 2010 Annual Report to Shareholders. In the opinion of management, all adjustments necessary for a fair presentation of results for the periods reported have been included. These adjustments consist only of normal recurring adjustments, except as otherwise disclosed. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Note 1: Significant accounting policies

Significant accounting changes

No new significant accounting changes were effective for us this quarter.

Future accounting changes

International Financial Reporting Standards

The CICA has announced that Canadian GAAP for publicly accountable enterprises companies will be replaced with International Financial

Reporting Standards (IFRS) over a transition period expected to end in 2011. We will begin reporting our financial statements in accordance with IFRS on November 1, 2011.

Note 2: Fair values of financial instruments

Financial instruments designated as held-for-trading using the fair value option

The following table presents information on loans and receivables designated as held-for-trading using the fair value option, the maximum exposure to credit risk, the extent to which the risk is mitigated by credit derivatives and similar instruments, and changes in the fair value of these assets. Refer to Note 2 to our 2010 Annual Consolidated Financial Statements for the valuation methodology of changes in fair value due to changes in credit risk.

	As at January 31, 2011
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2010 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2010	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$5,320	$5,320	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	52,266	52,266	–	–	–	–	–
Loans – Wholesale	2,277	2,277	2	(88)	336	1	(5)
Total	$59,863	$59,863	$2	$(88)	$336	$1	$(5)

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

	As at January 31, 2010
Loans and receivables designated as held-for-trading	Carrying value of loans and receivables designated as held-for-trading	Maximum exposure to credit risk	Change in fair value since November 1, 2009 attributable to changes in credit risk	Cumulative change in fair value since initial recognition attributable to changes in credit risk	Extent to which credit derivatives or similar instruments mitigate credit risk	Change in fair value of credit derivatives or similar instruments since November 1, 2009	Cumulative change in fair value of credit derivatives or similar instruments (1)
Interest-bearing deposits with banks	$2,112	$2,112	$–	$–	$–	$–	$–
Assets purchased under reverse repurchase agreements and securities borrowed	28,362	28,362	–	–	–	–	–
Loans – Wholesale	2,792	2,792	(9)	(230)	405	(2)	8
Total	$33,266	$33,266	$(9)	$(230)	$405	$(2)	$8

(1)	The cumulative change is measured from the later of November 1, 2006, or the initial recognition of the credit derivative or similar instruments.

30        Royal Bank of Canada        First Quarter 2011

Note 2: Fair values of financial instruments (continued)

The following tables present changes in the fair value of our financial liabilities designated as held-for-trading using the fair value option as well as their contractual maturity amounts and carrying values. Refer to

Note 2 to our 2010 Annual Consolidated Financial Statements for the valuation methodologies of these liabilities and changes in fair value attributable to changes in our credit spreads.

	As at January 31, 2011
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2010 attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$3,152	$3,190	$38	$(1)	$(20)
Business and government (2)	53,530	53,406	(124)	(25)	(102)
Bank (3)	10,220	10,220	–	–	–
Total term deposits	$66,902	$66,816	$(86)	$(26)	$(122)
Obligations related to assets sold under repurchase agreements and securities loaned	30,985	30,984	(1)	–	–
Other liabilities	129	129	–	–	–
Subordinated debentures	122	116	(6)	5	(13)
Total	$98,138	$98,045	$(93)	$(21)	$(135)

(1)	The cumulative change attributable to changes in our credit spreads is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

	As at January 31, 2010
Liabilities designated as held-for-trading	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value since November 1, 2009 attributable to changes in RBC credit spread	Cumulative change in fair value attributable to changes in RBC credit spread (1)
Term deposits
Personal	$3,071	$3,070	$(1)	$(1)	$(7)
Business and government (2)	42,604	42,675	71	(3)	(60)
Bank (3)	5,440	5,440	–	–	(1)
Total term deposits	$51,115	$51,185	$70	$(4)	$(68)
Obligations related to assets sold under repurchase agreements and securities loaned	29,495	29,495	–	–	–
Other liabilities	215	215	–	–	–
Subordinated debentures	118	112	(6)	1	(11)
Total	$80,943	$81,007	$64	$(3)	$(79)

(1)	The cumulative change attributable to changes in our credit spreads is measured from the later of November 1, 2006, or the initial recognition of the liabilities designated as held-for-trading.
(2)	Business and government includes deposits from regulated deposit-taking institutions other than regulated banks.
(3)	Bank refers to regulated banks.

Reclassification of financial instruments

The following table provides information regarding certain securities that we reclassified from held-for-trading to available-for-sale effective

August 1, 2008, in accordance with amendments to Sections 3855, 3861 and 3862. Refer to Note 3 to our 2010 Annual Consolidated Financial Statements for details.

	As at		For the three months ended
	January 31 2011	October 31 2010	January 31 2011		October 31 2010		January 31 2010
Financial assets	Total carrying value and fair value	Total carrying value and fair value	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)	Change in fair value during the period (1)	Interest income/gains (losses) recognized in net income during the period (2)
U.S. state, municipal and agency debt	$966	$1,126	$(3)	$5	$6	$3	$17	$4
Mortgage-backed securities (MBS)	65	69	2	1	(1)	3	8	15
Asset-backed securities (ABS)	734	748	59	(49)	(8)	(8)	–	4
Corporate debt and other debt	393	408	(8)	1	–	–	6	2
	$2,158	$2,351	$50	$(42)	$(3)	$(2)	$31	$25

(1)	This amount represents the change in fair value of securities we held at the end of the period and includes any principal draw downs or redemptions on these securities.
(2)	The total amount includes net income of $3 million related to securities and debt redeemed or sold during the three months ended January 31, 2011 (three months ended October 31, 2010 – $1 million, three months ended January 31, 2010 – $6 million).

Royal Bank of Canada        First Quarter 2011        31

Note 2: Fair values of financial instruments (continued)

Fair value of assets and liabilities classified using the fair value hierarchy

The following table presents our financial instruments measured at fair value in accordance with the fair value hierarchy which is described in Note 2 to our 2010 Annual Consolidated Financial Statements. The proportion of Level 1 balances in the Held-for-trading other than derivatives assets and the Obligations related to securities sold short liabilities increased and the corresponding Level 2 balances decreased due to a change in levelling for highly liquid Government issued debt as their fair values are based on unadjusted quoted prices in active markets for the identical bonds.

The percentage of total Level 3 assets decreased from 6% as at October 31, 2010 to 4% ($6.1 billion reduction) as at January 31, 2011 largely due to a reclassification to Level 2 arising from better price transparency and market activity for certain U.S. non-agency MBS and our ability to redeem certain hedge fund investments at their net asset values.

Level 3 financial instruments include hedge fund investments with certain redemption restrictions, certain structured debt securities (ABS) including Collateralized Loan Obligations and Collateralized Debt Obligations, auction-rate securities (ARS) and non-OECD government and corporate debt, commodity derivatives, equity-linked and interest-rate-linked structured notes, and deposit notes with significant unobservable spreads and limited market activity.

	As at January 31, 2011
(C$ millions, except percentage amounts)	Fair value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$5,320	$–	$5,320	$–	100%	–	100%	–
Held-for-trading other than derivatives	170,452	63,794	103,196	3,462	100%	37%	61%	2%
Available-for-sale	44,728	5,968	32,277	6,483	100%	13%	72%	15%
Assets purchased under reverse repurchase agreements and securities borrowed	52,266	–	52,266	–	100%	–	100%	–
Loans — Wholesale	2,277	–	1,777	500	100%	–	78%	22%
Derivatives (1)	79,604	2,090	74,054	3,460	100%	3%	93%	4%
Other assets	324	324	–	–	100%	100%	–	–
	$354,971	$72,176	$268,890	$13,905	100%	20%	76%	4%
Financial liabilities
Deposits	$66,816	$–	$60,415	$6,401	100%	–	90%	10%
Obligations related to securities sold short	56,440	36,340	20,100	–	100%	64%	36%	–
Obligations related to assets sold under repurchase agreements and securities loaned	30,984	–	30,984	–	100%	–	100%	–
Derivatives (1)	83,398	1,016	77,382	5,000	100%	1%	93%	6%
Other liabilities / Subordinated debentures	39	–	–	39	100%	–	–	100%
	$237,677	$37,356	$188,881	$11,440	100%	16%	79%	5%

(1)	The amounts presented exclude the impact of netting adjustments of $5,950 million for derivative-related assets and $6,040 million for derivative-related liabilities.

	As at October 31, 2010
(C$ millions, except percentage amounts)	Fair value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Financial assets
Interest bearing deposits with banks	$6,193	$–	$6,193	$–	100%	–	100%	–
Held-for-trading other than derivatives	149,555	35,797	106,367	7,391	100%	24%	71%	5%
Available-for-sale	42,467	2,001	33,597	6,869	100%	5%	79%	16%
Assets purchased under reverse repurchase agreements and securities borrowed	51,713	–	51,713	–	100%	–	100%	–
Loans — Wholesale	2,899	–	2,307	592	100%	–	80%	20%
Derivatives (1)	106,500	1,962	99,366	5,172	100%	2%	93%	5%
Other assets	296	286	10	–	100%	97%	3%	–
	$359,623	$40,046	$299,553	$20,024	100%	11%	83%	6%
Financial liabilities
Deposits	$75,370	$–	$68,989	$6,381	100%	–	92%	8%
Obligations related to securities sold short	46,597	14,780	31,577	240	100%	32%	68%	–
Obligations related to assets sold under repurchase agreements and securities loaned	26,242	–	26,242	–	100%	–	100%	–
Derivatives (1)	109,164	1,204	101,497	6,463	100%	1%	93%	6%
Other liabilities / Subordinated debentures	(263)	–	–	(263)	100%	–	–	100%
	$257,110	$15,984	$228,305	$12,821	100%	6%	89%	5%

(1)	The amounts presented exclude the impact of netting adjustments of $254 million for both derivative-related assets and derivative-related liabilities.

32        Royal Bank of Canada        First Quarter 2011

Note 3: Unrealized gains and losses on Available-for-sale securities

The following table presents the gross unrealized gains and losses on Available-for-sale securities (1), (2).

	As at
	January 31, 2011				October 31, 2010
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian government debt
Federal	$14,614	$307	$(21)	$14,900	$14,305	$381	$(1)	$14,685
Provincial and municipal	1,422	27	(1)	1,448	1,493	43	–	1,536
U.S. federal, state, municipal and agency debt	4,415	52	(62)	4,405	4,934	65	(56)	4,943
Other OECD government debt	7,436	22	(16)	7,442	5,068	24	(8)	5,084
Mortgage-backed securities	962	22	(49)	935	1,079	20	(72)	1,027
Asset-backed securities
CDOs	215	13	(13)	215	220	12	(17)	215
Non-CDO securities	3,293	14	(60)	3,247	3,379	37	(132)	3,284
Corporate debt and other debt	11,676	215	(252)	11,639	10,985	273	(248)	11,010
Equities	1,540	73	(10)	1,603	1,719	58	(13)	1,764
Loan substitute securities	256	–	(16)	240	256	–	(28)	228
	$45,829	$745	$(500)	$46,074	$43,438	$913	$(575)	$43,776

(1)	Includes $303 million (October 31, 2010 — $225 million) held-to-maturity securities.
(2)	The majority of the mortgage-backed securities (MBS) are residential. Amortized cost, gross unrealized gains, gross unrealized losses and fair value related to commercial MBS are $111 million, $3 million, $nil and $114 million, respectively as at January 31, 2011 (October 31, 2010 — $148 million, $4 million, $nil and $152 million).

Available-for-sale and held-to-maturity securities are assessed for impairment at each reporting date and more frequently when conditions warrant. Depending on the nature of the securities under review, we apply specific and consistent methodology to assess whether it is probable that the amortized cost of the security would be recovered. When we determine that a security is other-than-temporarily impaired, the security is written down to its fair value and the unrealized losses included in Accumulated other comprehensive income (AOCI) are reclassified and included in net income. Refer to Notes 1 and 3 to our 2010 Annual Consolidated Financial Statements for our accounting policies and methodologies for assessing other-than-temporary impairments of securities.

Gross unrealized gains decreased by $168 million or 18% to $745 million during the three months ended January 31, 2011, mainly reflecting a decrease in fair values for the Canadian government debt and corporate debt portfolios primarily due to the impact of increasing interest rates. The decrease in the fair values of the corporate debt and other debt was also due to widening of spreads for securities issued by European non-sovereign entities. Gross unrealized losses decreased by $75 million or 13% to $500 million during the three months ended January 31, 2011 largely reflecting the losses recognized due to impairment of certain U.S. Student Loan Auction Rate Security (ARS) classified as non-collateralized debt obligation (CDO) securities in Asset Backed Securities (ABS).

Based on our assessment, management believes that the unrealized losses on the Available-for-sale securities as at January 31, 2011, are temporary in nature and intends to hold these securities until their fair value recovers, they mature or are redeemed. We have also determined that our held-to-maturity securities are not impaired as at January 31, 2011.

Net gains/losses on Available-for-sale securities

During the three months ended January 31, 2011, $6 million of pre-tax net losses on Available-for-sale securities were recognized in net income (October 31, 2010 – net losses of $11 million; January 31, 2010 – net gains of $80 million).

The current period net losses comprise $78 million of losses recognized in net income due to the other-than-temporary impairment primarily related to certain U.S. Student Loan ARS, corporate bonds and private equities. These losses were partially offset by realized gains of $72 million, primarily due to gains on sale and capital distributions from private equities, as well as gains on sale of certain Canadian government debt and corporate debt. This compares to losses due to other than temporary impairment for the three months ended October 31, 2010 of $59 million and January 31, 2010 of $78 million which were offset by realized gains on sale for the three months ended October 31, 2010 of $48 million and January 31, 2010 of $158 million.

Included in the net losses above is $5 million due to net gains on sale of common stock and Canadian government bonds offset by other-than-temporary impairment of Available-for-sale securities relating to our insurance operations which has been reflected in the Insurance premiums, investment and fee income line on our Consolidated Statements of Income (October 31, 2010 – gains of $4 million; January 31, 2010 – gains of $3 million).

Royal Bank of Canada        First Quarter 2011        33

Note 4: Allowance for loan losses and impaired loans

	For the three months ended
	January 31 2011						October 31 2010
	Balance at beginning of period	Write-offs	Recoveries	Provision for credit losses	Other adjustments (1)	Balance at end of period	Balance at end of period
Retail
Residential mortgages	$77	$(12)	$1	$17	$1	$84	$77
Personal	182	(160)	22	149	(1)	192	182
Credit cards	–	(115)	18	97	–	–	–
Small business (2)	18	(12)	2	9	–	17	18
	$277	$(299)	$43	$272	$–	$293	$277
Wholesale
Business (3)	$791	$(162)	$34	$70	$(12)	$721	$791
Bank (4)	34	–	–	–	–	34	34
Sovereign (5)	9	(9)	–	–	–	–	9
	$834	$(171)	$34	$70	$(12)	$755	$834
Specific allowances	$1,111	$(470)	$77	$342	$(12)	$1,048	$1,111
Retail
Residential mortgages	$77	$–	$–	$4	$8	$89	$77
Personal	709	–	–	(6)	(49)	654	709
Credit cards	384	–	–	1	(1)	384	384
Small business (2)	60	–	–	–	–	60	60
	$1,230	$–	$–	$(1)	$(42)	$1,187	$1,230
Wholesale
Business (3)	$656	$–	$–	$(7)	$27	$676	$656
Bank (4)	–	–	–	–	–	–	–
Sovereign (5)	–	–	–	–	–	–	–
	$656	$–	$–	$(7)	$27	$676	$656
Allowance for off-balance sheet and other items (6)	$99	$–	$–	$–	$3	$102	$99
General allowance (6)	$1,985	$–	$–	$(8)	$(12)	$1,965	$1,985
Total allowance for credit losses	$3,096	$(470)	$77	$334	$(24)	$3,013	$3,096
Allowance for off-balance sheet and other items (7)	(99)	–	–	–	(3)	(102)	(99)
Total allowance for loan losses	$2,997	$(470)	$77	$334	$(27)	$2,911	$2,997

(1)	Primarily represents the translation impact of foreign currency-denominated allowance for loan losses.
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis.
(4)	Bank refers primarily to regulated deposit-taking institutions and securities firms.
(5)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(6)	Includes $102 million related to off-balance sheet and other items (October 31, 2010 – $99 million).
(7)	The allowance for off-balance sheet is reported separately under Other liabilities.

A loan is considered past due when a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are past due but not classified as impaired because they are either (i) less than 90 days past due, or (ii) fully secured and collection efforts are reasonably expected to result in repayment. Credit card balances are written off when a payment is 180 days in arrears.

Loans past due but not impaired

	As at
	January 31, 2011				October 31, 2010
	1-29 days	30-89 days	90 days and greater	Total	1-29 days	30-89 days	90 days and greater	Total
Retail	$2,673	$1,205	$192	$4,070	$2,641	$1,239	$184	$4,064
Wholesale	1,207	549	15	1,771	1,206	496	18	1,720
Total	$3,880	$1,754	$207	$5,841	$3,847	$1,735	$202	$5,784

Impaired loans (1)

	As at
	January 31, 2011			October 31, 2010
	Gross	Specific allowances	Net	Net
Retail
Residential mortgages	$885	$(84)	$801	$731
Personal	407	(192)	215	201
Small business (2)	46	(17)	29	31
	$1,338	$(293)	$1,045	$963
Wholesale
Business (3)	$3,320	$(721)	$2,599	$2,925
Sovereign (4)	–	–	–	–
Bank (5)	34	(34)	–	–
	$3,354	$(755)	$2,599	$2,925
Total	$4,692	$(1,048)	$3,644	$3,888

(1)	Average balance of gross impaired loans for the three months ended January 31, 2011 was $4.8 billion (October 31, 2010 – $5.0 billion).
(2)	Includes small business exposure managed on a pooled basis.
(3)	Includes small business exposure managed on an individual client basis. Includes gross and net impaired loans of $56 million (October 31, 2010 — $57 million) and $54 million (October 31, 2010 — $55 million), respectively, related to loans extended under liquidity facilities drawn by RBC-administered multi-seller asset-backed commercial paper conduit programs.
(4)	Sovereign refers to all central governments and agencies, central banks, as well as other qualifying public sector entities and multilateral development banks.
(5)	Bank refers primarily to regulated deposit-taking institutions and securities firms.

34        Royal Bank of Canada        First Quarter 2011

Note 4: Allowance for loan losses and impaired loans (continued)

During the quarter ended January 31, 2011, we acquired $34 million of assets in respect of problem loans (quarter ended October 31, 2010 –

$52 million). The related reduction in the Allowance for credit losses was $43 million (quarter ended October 31, 2010 – $72 million).

Note 5: Securitizations

Securitization activity

	For the three months ended
	January 31, 2011		October 31, 2010		January 31, 2010
	Canadian residential mortgage loans (1), (2), (3)	U.S. residential mortgage loans (4)	Canadian residential mortgage loans (1), (2), (3)	U.S. residential mortgage loans (4)	Canadian residential mortgage loans (1), (2), (3)	U.S. residential mortgage loans (4)
Securitized and sold (5)	$2,943	$335	$2,226	$269	$1,534	$136
Net cash proceeds received	2,897	341	2,191	274	1,515	135
Asset-backed securities purchased	–	–	–	–	–	–
Retained rights to future excess interest	99	–	97	–	53	–
Pre-tax gain (loss) on sale, net of hedging activities	49	6	37	5	28	(1)

(1)	We did not recognize an asset or a liability for our servicing rights with respect to the securitized transactions as we received adequate compensation for our services.
(2)	Canadian insured residential mortgage loans securitized during the quarter through the creation of MBS and retained as at January 31, 2011 were $2,651 million (October 31, 2010 — $3,308 million; January 31, 2010 — $2,312 million). These securities are carried at fair value.
(3)	Pre-tax gain (loss) on sale includes the results of our economic hedging activities of $(4) million (October 31, 2010 - $(25) million; January 31, 2010 - $(6) million).
(4)	U.S. residential mortgage loans securitized and sold include insured and non-insured mortgages. We recognized nominal servicing rights with respect to securitized loans during the period. None of these securities were retained.
(5)	Includes Canadian and U.S. residential mortgages securitized during the period and other prior periods.

The key assumptions used to value the retained interests at the date of the securitization activities during the quarter ended January 31, 2011 are summarized below.

Key assumptions (1), (2)

Canadian residential mortgage loans
Expected weighted average life of prepayable receivables (in years)	3.53
Payment rate	18.50%
Excess spread, net of credit losses	1.12
Discount rate	1.19% -2.67%
Expected credit losses	–

(1)	All rates are annualized.
(2)	This analysis is not applicable for U.S. residential mortgage loans as we have not retained rights to future excess spread in these transactions.

In addition to the above securitization transactions, our loan sales activities are presented in the tables below.

Loan sales (1)

	For the three months ended
	January 31, 2011 (2)	October 31, 2010		January 31, 2010 (3)
	Commercial mortgage loans	Wholesale loans (4)	Commercial mortgage loans	Wholesale loans
Sold	$29	$53	$129	$5

(1)	Gains and losses on loan sales are nominal.
(2)	No wholesale loans were sold during the quarter.
(3)	No commercial mortgage loans were sold during the quarter.
(4)	Includes only the portions that are funded by Royal Bank of Canada

Note 6: Derivative financial instruments and hedging activities

The following table presents the fair values of the derivatives and non-derivative financial instruments categorized by their hedging relationships, as well as derivatives that are not designated in hedging relationships.

	As at
	January 31, 2011 (1)				October 31, 2010 (1)
	Designated as hedging instruments in hedging relationships				Designated as hedging instruments in hedging relationships
	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (2)	Cash flow hedges	Fair value hedges	Net investment hedges	Not designated in a hedging relationship (2)
Assets
Derivative instruments	$373	$1,306	$189	$71,786	$505	$2,059	$307	$103,375
Liabilities
Derivative instruments	$570	$86	$109	$76,593	$812	$60	$119	$107,919
Non-derivative instruments	–	1,462	12,075	n.a.	–	1,002	8,732	n.a.

(1)	All derivative instruments are carried at fair value while all non-derivative instruments are carried at amortized cost.
(2)	Derivative liabilities include stable value contracts on $164 million of bank-owned life insurance policies and a nominal amount of 401(k) plans (October 31, 2010 – $170 million and $2 million respectively).
n.a.	not applicable

Royal Bank of Canada        First Quarter 2011        35

Note 6: Derivative financial instruments and hedging activities (continued)

Results of hedge activities recorded in Net income and Other comprehensive income (OCI)

	For the three months ended
	January 31, 2011			October 31, 2010			January 31, 2010
	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI	Net gains (losses) included in Non-interest income	Net gains (losses) included in Net interest income	After-tax unrealized gains (losses) included in OCI
Fair value hedges
Ineffective portion	$(7)	n.a.	n.a.	$3	n.a.	n.a.	$(3)	n.a.	n.a.
Cash flow hedges
Ineffective portion	6	n.a.	n.a.	(7)	n.a.	n.a.	5	n.a.	n.a.
Effective portion	n.a.	n.a.	45	n.a.	n.a.	(100)	n.a.	n.a.	(54)
Reclassified to income during the period (1)	n.a.	(96)	n.a.	n.a.	(85)	n.a.	n.a.	25	n.a.
Net investment hedges
Foreign currency (losses)	n.a.	n.a.	(520)	n.a.	n.a.	(137)	n.a.	n.a.	(461)
Gains from hedges	n.a.	n.a.	492	n.a.	n.a.	109	n.a.	n.a.	385
	$(1)	$(96)	$17	$(4)	$(85)	$(128)	$2	$25	$(130)

(1)	After-tax losses of $69 million were reclassified from AOCI to income for the three months ended January 31, 2011 (three months ended October 31, 2010 – losses of $59 million; three months ended January 31, 2010 – gains of $17 million).
n.a.	not applicable

Fair value of derivative instruments by term to maturity

	As at
	January 31, 2011				October 31, 2010
	Less than 1 year	1 to 5 years	Over 5 years	Total	Total
Derivative assets (1)	$16,771	$29,059	$27,824	$73,654	$106,246
Derivative liabilities (2)	18,487	31,083	27,788	77,358	108,910
(1)	Market and credit valuation adjustments that are determined on an instrument-specific basis and on a pooled basis are included.
(2)	Includes stable value contracts on $164 million of bank-owned life insurance policies and a nominal amount of 401(k) plans (October 31, 2010 – $170 million and $2 million respectively).

Note 7: Significant acquisition and disposition

Acquisition

On December 17, 2010, we completed the acquisition of BlueBay Asset Management plc (BlueBay), a London based publicly-traded asset management company specializing in fixed income investing with approximately C$39.1 billion of assets under management. The purchase price allocation below is preliminary and may be revised when estimates and assumptions are finalized and the valuation of assets and liabilities is completed. We have not recognized revenues or expenses for the month of January 2011 as we report the results of BlueBay on a one-month lag basis.

BlueBay Asset Management
Acquisition date	December 17, 2010
Percentage of shares acquired	100%
Purchase consideration in the currency of the transaction	Total cash payment of GBP 924 million
Purchase consideration in Canadian dollar equivalent	$ 1,454
Fair value of tangible assets acquired	$ 262
Fair value of liabilities assumed (1)	(171)
Fair value of identifiable net assets acquired	91
Customer lists and relationship (2)	175
Goodwill	1,188
Total purchase consideration	$ 1,454

(1)	Includes deferred tax liabilities of $49 million related to the intangible assets acquired.
(2)	Customer lists and relationships are amortized on a straight-line basis over an estimated average useful life of 5.45 years.

Disposition

On October 22, 2010, we announced our intention to sell Liberty Life Insurance Company (Liberty Life), our U.S. life insurance business, to Athene Holding Ltd. for US$628 million. Subject to the receipt of regulatory approval and the satisfaction of other customary closing conditions, the transaction is expected to close in the second quarter of 2011. An estimated loss of $116 million, before and after taxes, including a $7 million goodwill write-off, was recorded in Non-interest income – Other in our 2010 Annual Consolidated Financial Statements. Refer to Note 11 of our 2010 Annual Consolidated Financial Statements. The loss on disposition will be finalized when the transaction closes.

36        Royal Bank of Canada        First Quarter 2011

Note 8: Variable Interest Entities

Investment fund

During the quarter, we entered into a fee-based equity derivative transaction with an investment fund. This transaction provides investors of the investment fund with the desired exposure to another fund. We hedge our exposure from this derivative by investing in another fund which we have consolidated this quarter as we are exposed to a majority of the expected losses of the fund. As at January 31, 2011, the total assets of this fund, which are included in Trading securities on our Consolidated Balance Sheets, were $390 million.

Note 9: Pension and other post-employment benefits

We offer a number of benefit plans which provide pension and other post-employment benefits to eligible employees. Expenses for these benefit plans are presented in the following table:

	For the three months ended
	January 31	October 31	January 31
	2011	2010	2010
Pension benefit expense	$151	$74	$95
Other post-employment benefit expense	23	34	22

Note 10: Significant capital and funding transactions

Subordinated debentures

On November 1, 2010 , RBC issued $1.5 billion of subordinated debentures that bear interest at a fixed rate of 3.18% per annum (paid semi-annually) until November 2, 2015, and at the 90-day Banker’s Acceptance rate plus 1.21% thereafter until their maturity on November 2, 2020 (paid quarterly).

Common shares issued

	For the three months ended
	January 31, 2011		October 31, 2010		January 31, 2010
	Number of shares (000s)	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Amount
Dividend reinvestment plan (1)	–	$–	–	$–	2,862	$161
Stock options exercised (2)	482	15	1,178	38	970	31
Employee savings and share ownership plans (3)	497	26	–	–	–	–
	979	$41	1,178	$38	3,832	$192

(1)	Our dividend reinvestment plan (DRIP) is funded through either open market share purchases or shares issued from treasury. During the three months ended January 31, 2011 and October 31, 2010, we funded our DRIP through open market share purchases. During the three months ended January 31, 2010, we funded our DRIP through shares issued from treasury at a 3% discount from the average closing price of the five trading days preceding the dividend payment.
(2)	Amounts include cash received for stock options exercised during the period, the fair value adjustment to stock options and the exercise of stock options from tandem stock appreciation rights (SARS) awards and from renounced tandem SARS.
(3)	Shares were issued from treasury. For further details, refer to Note 21 of our 2010 Annual Consolidated Financial Statements.

Note 11: Revenue from trading and selected non-trading financial instruments

Held-for-trading financial instruments

Total Trading revenue includes both trading-related net interest income and trading revenue reported in Non-interest income. Net interest income arises from interest income and dividends recognized on trading assets and liabilities. Non-interest income includes a $614 million increase in the fair values of our net financial assets classified as held-for-trading for the quarter ended January 31, 2011 (quarters ended October 31, 2010 – $115 million increase; January 31, 2010 –$472 million increase).

	For the three months ended
	January 31 2011	October 31 2010	January 31 2010 (1)
Net interest income	$269	$341	$390
Non-interest income	733	279	659
Total	$1,002	$620	$1,049

(1)	Certain amounts have been revised from results previously reported.

Financial instruments designated as held-for-trading

During the quarter, net gains or losses representing net changes in the fair value of financial assets and financial liabilities designated as held-for-trading decreased by $246 million (quarters ended October 31, 2010 – $363 million increase; January 31, 2010 – $113 million increase).

Financial instruments measured at amortized cost

The following were recognized in Non-interest income during the quarter ended January 31, 2011 and the corresponding comparative periods:

	For the three months ended
	January 31 2011	October 31 2010	January 31 2010
Net fee income which does not form an integral part of the effective interest rate of financial assets and liabilities other than held-for-trading	$954	$902	$933
Net fee income arising from trust and other fiduciary activities	1,778	1,560	1,514
Net gains arising from financial instruments measured at amortized cost	–	8	–
Total	$2,732	$2,470	$2,447

Royal Bank of Canada        First Quarter 2011        37

Note 12: Income Taxes

Recoverability of Deferred Tax Asset

On a quarterly basis, we review our deferred tax asset, which is included in Other assets on our Consolidated Balance Sheets, to determine whether it is more likely than not that the benefits associated with this asset will be realized; this review involves evaluating both positive and negative evidence. Our deferred tax asset represents temporary differences between the financial reporting and tax bases of certain of our assets and liabilities in addition to the tax benefit of net operating loss carry-forwards. Our review regarding the realizability of our deferred tax asset as at January 31, 2011 included an assessment of the tax benefit associated with our U.S. banking operations, which is currently generating negative earnings and contributing to the body of negative evidence. Based on our review, we concluded that there is sufficient positive evidence to overcome the negative evidence that the deferred tax asset associated with our U.S. banking operations is realizable. Overall, we believe that, based on all available evidence, it is more likely than not that the future income tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

Income taxes on components of Other comprehensive income

The income tax expense or benefit allocated to each component of Other comprehensive income is presented in the following table:

	For the three months ended
	January 31 2011	October 31 2010	January 31 2010
Net unrealized (losses) gains on available-for-sale securities	$(33)	$39	$12
Reclassification of losses (gains) on available-for-sale securities to income	16	5	(30)
Net foreign currency translation gains from hedging activities	203	26	178
Net gains (losses) on derivatives designated as cash flow hedges	16	(43)	(24)
Reclassification of gains (losses) on derivatives designated as cash flow hedges to income	27	26	(8)
Total income taxes	$229	$53	$128

Note 13: Earnings per share

	For the three months ended
	January 31 2011	October 31 2010	January 31 2010
Basic earnings per share
Net income	$1,839	$1,121	$1,497
Preferred share dividends	(65)	(64)	(64)
Net income available to common shareholders	$1,774	$1,057	$1,433
Average number of common shares (in thousands)	1,424,094	1,422,565	1,418,146
Basic earnings per share	$1.25	$.74	$1.01
Diluted earnings per share
Net income available to common shareholders	$1,774	$1,057	$1,433
Average number of common shares (in thousands)	1,424,094	1,422,565	1,418,146
Stock options (1)	3,525	3,849	5,630
Issuable under other stock-based compensation plans	1,259	1,526	1,990
Exchangeable shares (2)	6,413	6,413	6,413
Average number of diluted common shares (in thousands)	1,435,291	1,434,353	1,432,179
Diluted earnings per share	$1.24	$.74	$1.00

(1)	The dilutive effect of the stock options was calculated using the treasury stock method. When the exercise price of the options outstanding is greater than the average market price of our common shares, the options are excluded from the calculation of diluted earnings per share. The following amounts were excluded from the calculation of diluted earnings per share; for the three months ended January 31, 2011 – 4,075,235 average options outstanding with an average price of $55.05; for the three months ended October 31. 2010 – 4,080,042 average options outstanding with an average price of $55.05; for the three months ended January 31, 2010 – 41,124 average options outstanding with an average exercise price of $57.90.
(2)	Exchangeable shares were issued for the acquisition of Phillips, Hager & North Investment Management Ltd. Refer to Note 11 to our 2009 Annual Consolidated Financial Statements.

Note 14: Guarantees and contingencies

Guarantees

In the normal course of our business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees. The maximum potential amount of future payments represents the maximum risk of loss if there was a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged. The following table summarizes significant guarantees that we have provided to third parties:

	As at
	January 31, 2011		October 31, 2010
	Maximum potential amount of future payments	Carrying value	Maximum potential amount of future payments	Carrying value
Credit derivatives and written put options (1)	$8,810	$217	$11,604	$365
Backstop liquidity facilities (2), (3)	20,789	99	20,827	55
Stable value products (4)	19,186	164	19,683	172
Financial standby letters of credit and performance guarantees (3)	17,944	140	17,854	90
Credit enhancements (3)	3,171	61	3,211	66
Mortgage loans sold with recourse	325	–	323	–

(1)	The carrying value is included in Other – Derivatives on our Consolidated Balance Sheets. The notional amount of the contract approximates the maximum potential amount of future payments.
(2)	During 2008 and 2009, certain RBC-administered multi-seller asset-backed commercial paper conduit programs drew down certain of our backstop liquidity facilities. There were no liquidity draws during 2010 and Q1 2011. We continue to receive principal payments and these principal payments are used to reduce the outstanding loan balances. As at January 31, 2011, these loans totalled US$1.5 billion (C$1.5 billion) (October 31, 2010 – US$1.5 billion; C$1.5 billion), before the allowance for loan losses of US$2 million (C$2 million) (October 31, 2010 – US$2 million; C$2 million), and are included in Wholesale Loans – Business on our Consolidated Balance Sheets.
(3)	The carrying value is included in Other – Other liabilities on our Consolidated Balance Sheets. The maximum potential amount of future payments includes $.8 billion (October 31, 2010 — $.8 billion) related to the Auction Rate Securities Tender Option Bond programs and represents the higher of the notional amounts of the letters of credit and the liquidity facilities.
(4)	The notional amount of the contract approximates the maximum potential amount of future payments. The maximum potential amount of future payments comprise $7.7 billion (October 31, 2010 — $7.8 billion) for bank-owned life insurance policies and $11.4 billion (October 31, 2010 — $11.8 billion) for U.S. Employee Retirement Income Security Act of 1974 (ERISA)-governed pension plans such as 401(k) plans. We have recorded a provision in connection with the stable value contracts on bank-owned life insurance policies that reflects both the value of the assets in the underlying investment portfolios of the policies and our estimate of the probability of the policyholders surrendering their policies. During the quarter, we recognized unrealized gains of $3 million (three months ended October 31, 2010 — $66 million; three months ended January 31, 2010 – $54 million).

38        Royal Bank of Canada        First Quarter 2011

Note 14: Guarantees and contingencies (continued)

In addition to the above guarantees, we transact substantially all of our securities lending activities in which we act as an agent for the owners of securities through our joint venture, RBC Dexia Investor Services (RBC Dexia IS). As at January 31, 2011, RBC Dexia IS securities lending indemnifications totalled $55.3 billion (October 31, 2010 –$52.1 billion); we are exposed to 50% of this amount.

Refer to Note 25 of our 2010 Annual Consolidated Financial Statements for further information on the above guarantees and a description of our obligations under certain indemnification agreements.

Pledged assets

Details of assets pledged against liabilities are shown in the following tables:

	As at
	January 31 2011	October 31 2010
Cash and due from banks	$876	$506
Interest-bearing deposits with banks	4,917	6,092
Loans	12,026	12,822
Securities	54,711	45,034
Assets purchased under reverse repurchase agreements	55,556	42,847
Other assets	83	1,264
	$128,169	$108,565

	As at
	January 31 2011	October 31 2010
Assets pledged to:
Foreign governments and central banks	$2,274	$2,332
Clearing systems, payment systems and depositories	2,153	2,154
Assets pledged in relation to:
Securities borrowing and lending	43,018	31,359
Obligations related to securities sold under repurchase agreements	57,465	47,786
Derivative transactions	13,249	15,232
Covered bonds	8,543	8,557
Other	1,467	1,145
	$128,169	$108,565

We are also required to provide intra-day pledges to the Bank of Canada when we use the Large Value Transfer System (LVTS), which is a real time electronic wire transfer system that continuously processes all Canadian dollar large-value or time-critical payments throughout the day. The pledged assets earmarked for LVTS activity are normally released back to us at the end of the settlement cycle each day. Therefore, the pledged assets are not included in the table above. For the three months ended January 31, 2011, we had on average $3.1 billion (October 31, 2010 – $3.4 billion; January 31, 2010 – $4.6 billion) of assets pledged intraday to the Bank of Canada on a daily basis. There are infrequent occasions where we are required to take an overnight advance from the Bank of Canada to cover a settlement requirement, in which case an equivalent value of the pledged assets would be used to secure the advance. There were no overnight advances outstanding as at January 31, 2011, October 31, 2010 and January 31, 2010.

Collateral

As at January 31, 2011, the approximate market value of collateral accepted that may be sold or repledged by us was $117.6 billion (October 31, 2010 – $113.3 billion). This collateral was received in connection with reverse repurchase agreements, securities borrowings and loans, and derivative transactions. Of this amount, $38.9 billion (October 31, 2010 – $41.1 billion) has been sold or repledged, generally as collateral under repurchase agreements or to cover short sales.

Litigation

Various legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.

Note 15: Results by business segment

Quarterly earnings

	Canadian Banking			Wealth Management			Insurance
	Q1/11	Q4/10	Q1/10	Q1/11	Q4/10	Q1/10	Q1/11	Q4/10	Q1/10
Net interest income	$1,976	$1,934	$1,879	$91	$80	$78	$–	$–	$–
Non-interest income	802	764	759	1,094	1,025	986	929	1,594	1,382
Total revenue	2,778	2,698	2,638	1,185	1,105	1,064	929	1,594	1,382
Provision for (recovery of) credit losses	257	287	318	–	–	–	–	–	–
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	629	1,423	1,130
Non-interest expense	1,297	1,313	1,205	874	855	806	149	145	129
Net income (loss) before income taxes	1,224	1,098	1,115	311	250	258	151	26	123
Income taxes (recoveries)	342	333	338	90	75	39	6	(1)	5
Non-controlling interest	–	–	–	–	–	–	–	–	–
Net income (loss)	$882	$765	$777	$221	$175	$219	$145	$27	$118
Less: Preferred dividends (2)	18	16	15	8	7	8	3	3	3
Net income (loss) available to common shareholders	$864	$749	$762	$213	$168	$211	$142	$24	$115
Total assets (3)	$292,800	$288,600	$274,700	$22,600	$19,600	$20,200	$14,900	$15,400	$13,800

Royal Bank of Canada        First Quarter 2011        39

Note 15: Results by business segment (continued)

Quarterly earnings

	International Banking			Capital Markets (1)			Corporate Support (1)
	Q1/11	Q4/10	Q1/10	Q1/11	Q4/10	Q1/10	Q1/11	Q4/10	Q1/10
Net interest income	$354	$356	$320	$623	$692	$729	$(271)	$(279)	$(259)
Non-interest income	258	165	228	1,405	801	1,111	128	70	121
Total revenue	612	521	548	2,028	1,493	1,840	(143)	(209)	(138)
Provision for (recovery of) credit losses	131	191	175	(27)	(22)	30	(27)	(24)	(30)
Insurance policyholder benefits, claims and acquisition expense	–	–	–	–	–	–	–	–	–
Non-interest expense	489	561	510	1,126	933	951	11	11	25
Net income (loss) before income taxes	(8)	(231)	(137)	929	582	859	(127)	(196)	(133)
Income taxes (recoveries)	(33)	(73)	(80)	311	204	288	(104)	(157)	(25)
Non-controlling interest	1	(1)	–	5	5	–	23	23	23
Net income (loss)	$24	$(157)	$(57)	$613	$373	$571	$(46)	$(62)	$(131)
Less: Preferred dividends (2)	13	13	13	17	16	16	6	9	9
Net income (loss) available to common shareholders	$11	$(170)	$(70)	$596	$357	$555	$(52)	$(71)	$(140)
Total assets (3)	$55,500	$56,700	$56,300	$348,300	$354,400	$307,700	$(13,000)	$(8,500)	$(13,200)

Quarterly earnings

	Total
	Q1/11	Q4/10	Q1/10
Net interest income	$2,773	$2,783	$2,747
Non-interest income	4,616	4,419	4,587
Total revenue	7,389	7,202	7,334
Provision for (recovery of) credit losses	334	432	493
Insurance policyholder benefits, claims and acquisition expense	629	1,423	1,130
Non-interest expense	3,946	3,818	3,626
Net income (loss) before income taxes	2,480	1,529	2,085
Income taxes (recoveries)	612	381	565
Non-controlling interest	29	27	23
Net income (loss)	$1,839	$1,121	$1,497
Less: Preferred dividends (2)	65	64	64
Net income (loss) available to common shareholders	$1,774	$1,057	$1,433
Total assets (3)	$721,100	$726,200	$659,500

(1)	Taxable equivalent basis (Teb). Teb adjustments gross up Net interest income from certain tax-advantaged sources (Canadian taxable corporate dividends) to their effective tax equivalent value with the corresponding offset recorded in the provision for income taxes.
(2)	Preferred dividends are allocated to the segments based on economic capital.
(3)	Includes spot balances and securitized mortgage amounts.

Management reporting framework

Our management reporting framework is intended to measure the performance of each business segment as if it were a stand-alone business and reflect the way our business segments are managed. Refer to Note 28 of our 2010 Annual Consolidated Financial Statements for further information about this framework. Effective November 1, 2010, we revised our economic capital methodologies to include an additional pro-rata allocation to the business segments of previously unallocated capital. The revised allocation methodology, which has been applied prospectively, further aligns our capital allocation processes with the new higher capital requirements of Basel III. In addition, we ceased allocating certain operating, technology and functional costs to our International Banking segment because they were no longer representative of the services performed on the segments behalf. This adjustment, which has been applied prospectively, has reduced the costs allocated to International Banking.

Note 16: Capital management

Regulatory capital and capital ratios

OSFI formally establishes risk-based capital targets for deposit-taking institutions in Canada. These targets are currently a Tier 1 capital ratio of 7% and a Total capital ratio of 10%. In addition to the Tier 1 and Total capital ratios, Canadian banks are required to ensure that their assets-to-capital multiple, which is calculated by dividing gross adjusted assets by Total capital, does not exceed a maximum level prescribed by OSFI. Our assets-to-capital multiple remains below the maximum prescribed by OSFI.

Regulatory capital, risk-weighted assets and capital ratios

	As at
	January 31 2011	October 31 2010
Capital
Tier 1 capital	$33,801	$33,972
Total capital	39,064	37,625
Risk-weighted assets
Credit risk	$191,223	$197,195
Market risk	25,542	24,828
Operational risk	39,244	38,433
Total risk-weighted assets	$256,009	$260,456
Capital ratios and multiples
Tier 1 capital ratio	13.2%	13.0%
Total capital ratio	15.3%	14.4%
Assets-to-capital multiple	16.3X	16.5X
Tier 1 common ratio	9.9%	9.8%

40        Royal Bank of Canada        First Quarter 2011

Shareholder information

Corporate headquarters

Street address:

Royal Bank of Canada

200 Bay Street

Toronto, Ontario M5J 2J5

Canada

Tel: 416-974-5151

Fax: 416-955-7800

Mailing address:

P.O. Box 1

Royal Bank Plaza

Toronto, Ontario M5J 2J5

Canada

website: rbc.com

Transfer Agent and Registrar

Main Agent:

Computershare Trust

Company of Canada

1500 University Street

Suite 700

Montreal, Quebec H3A 3S8

Canada

Tel: 1-866-586-7635 (Canada and
the U.S.) or 514-982-7555
(International)

Fax: 514-982-7580
website: computershare.com\rbc

Co-Transfer Agent (U.S.):

Computershare Trust

Company, N.A.

250 Royall Street

Canton, Massachusetts 02021

U.S.A.

Co-Transfer Agent (U.K.):

Computershare Investor

Stock exchange listings

(Symbol: RY)

Common shares are listed on:

Canada – Toronto Stock Exchange
(TSX)

U.S. – New York Stock Exchange
(NYSE)

Switzerland – Swiss Exchange

(SIX)

All preferred shares are listed on
the TSX.

Valuation Day price

For capital gains purposes, the
Valuation Day (December 22,
1971) cost base for our common
shares is $7.38 per share. This
amount has been adjusted to
reflect the two-for-one share split
of March 1981 and the two-for-one
share split of February 1990. The
one-for-one share dividends paid
in October 2000 and April 2006 did
not affect the Valuation Day value
for our common shares.

Shareholder contacts

For dividend information, change
in share registration or address,
lost stock certificates, tax forms,
estate transfers or dividend
reinvestment, please contact:

Computershare Trust Company of
Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Canada

For other shareholder inquiries,
please contact:

Shareholder Relations

Royal Bank of Canada

200 Bay Street

9th Floor, South Tower

Toronto, Ontario M5J 2J5

Canada

Tel: 416-955-7806

Fax: 416-974-3535

Financial analysts, portfolio
managers, institutional
investors

For financial information inquiries,

please contact:

Investor Relations

Royal Bank of Canada

200 Bay Street

4th Floor, North Tower

Toronto, Ontario M5J 2W7
Canada

Tel: 416-955-7802

Fax: 416-955-7800

or visit our website at

rbc.com/investorrelations

Direct deposit service

Shareholders in Canada and
the U.S. may have their RBC
common share dividends
deposited directly to their bank
account by electronic funds
transfer. To arrange for this
service, please contact our
Transfer Agent and Registrar,
Computershare Trust Company
of Canada.

Eligible dividend designation

For purposes of the enhanced
dividend tax credit rules
contained in the Income Tax Act
(Canada) and any
corresponding provincial and
territorial tax legislation, all
dividends (and deemed
dividends) paid by us to
Canadian residents on our
common and preferred shares
after December 31, 2005, are
designated as “eligible
dividends.” Unless stated
otherwise, all dividends (and
deemed dividends) paid by us
hereafter are designated as
“eligible dividends” for the
purposes of such rules.

2011 Quarterly earnings
release dates

First quarter             March 3

Second quarter       May 27

Third quarter           August 26

Fourth quarter         December 2

Services PLC Securities Services – Registrars P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH U.K.	Tel: 1-866-586-7635 (Canada and the U.S.) or 514-982-7555 (International) Fax: 1-888-453-0330 (Canada and the U.S.) or 416-263-9394 (International) e-mail: service@computershare.com	Dividend dates for 2011
Subject to approval by the Board of Directors
			Ex-dividend dates	Record dates	Payment dates
		Common and preferred	January 24	January 26	February 24
		shares series W, AA, AB, AC, AD, AE, AF, AG, AH, AJ, AL, AN, AP, AR, AT , AV and AX	April 21 July 22 October 24	April 26 July 26 October 26	May 24 August 24 November 24

Information contained in or otherwise accessible through the websites mentioned in this report to shareholders does not form a part of this report. All references to websites are inactive textual references and are for your information only.

Trademarks used in this report include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. RBC Dexia IS and affiliated Dexia companies are licensed users of the RBC trademark.